UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☑

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☑       Preliminary Proxy Statement
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☐       Definitive Proxy Statement
☐       Definitive Additional Materials
☐       Soliciting Material under Rule 14a-12

Airgas, Inc.
(Name of Registrant as Specified in Its Charter)

Air Products Distribution, Inc.
Air Products and Chemicals, Inc.
(Name of Persons Filing Proxy Statement, if Other than Registrant)

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[Air Products Logo]

, 2010

To the Stockholders of Airgas, Inc.:

Earlier this year we extended an offer to the stockholders of Airgas to purchase your shares of Airgas common stock for $60.00 per share in cash, a 38% premium to the closing price of Airgas’s stock on the last trading day before the public announcement of our offer. On July 8, 2010, we increased our offer to $63.50 per share in cash, a 46% premium to the closing price of Airgas’s stock on the last trading day before the public announcement of the offer. We commenced our tender offer because, as described in the enclosed proxy statement, Airgas’s board of directors repeatedly refused to negotiate with us, even though we communicated to Airgas on several occasions that we were seeking a business combination with Airgas and were willing to pay a substantial premium to Airgas’s stockholders. Since then, despite our repeated invitations to Airgas’s board of directors to meet with us and provide information that could lead to a higher value for shareholders, Airgas’s board continues to refuse to engage with us to discuss our offer.

We are sending you the enclosed proxy statement and accompanying GOLD proxy card because we are soliciting proxies from Airgas’s stockholders to be used at the 2010 annual meeting of Airgas’s stockholders.  At this annual meeting, three directors will be elected to serve for terms expiring at Airgas’s 2013 annual meeting, and certain other business (including business proposed by Air Products, described in more detail in the enclosed proxy statement) will be transacted.  Airgas has announced that the 2010 annual meeting will be held on                           , 2010 at                           , at                           , and that the record date for determining the holders of record of Airgas common stock who are entitled to vote at the 2010 annual meeting is                           , 2010.

We are seeking your support for the election of our three nominees to Airgas’s board, and your support for our other proposals, because we believe that the current directors of Airgas are not acting, and in our opinion will not act, in your best interests.  Specifically, as described in the enclosed proxy statement, despite our repeated requests, the Airgas board continues to refuse to negotiate with us or to appoint a special committee of independent directors to evaluate our offer.  Although the Airgas board of directors has rejected our initial offer, it has not explained to stockholders how it will deliver value equal to the fully financed, all cash offer of $60.00 per share that we initially made to you, and has not yet addressed our increased offer of $63.50 per share.

We believe that you deserve a board of directors that is answerable to you and will act in your best interests.  We urge you to send a strong message to Airgas that you want a board that will act in your best interests and let you have the opportunity to accept our cash offer (subject to the satisfaction of the conditions to the offer and the tender of your shares).

WHETHER OR NOT YOU PLAN TO ATTEND THE 2010 ANNUAL MEETING, WE URGE YOU TO HAVE YOUR SHARES VOTED FOR THE ELECTION OF THE AIR PRODUCTS NOMINEES AND FOR THE APPROVAL OF THE OTHER AIR PRODUCTS PROPOSALS BY SIGNING, DATING AND RETURNING THE ENCLOSED  GOLD  PROXY CARD IN THE POSTAGE-PAID ENVELOPE TODAY.

REMEMBER, IF YOU HOLD YOUR AIRGAS SHARES WITH A BROKERAGE FIRM OR BANK, THE BROKER OR BANK MUST VOTE YOUR SHARES FOR YOU, BUT CAN DO SO ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS.  ACCORDINGLY, IT IS IMPORTANT THAT YOU PROMPTLY CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS TO HAVE YOUR SHARES VOTED FOR THE ELECTION OF THE AIR PRODUCTS NOMINEES AND APPROVAL OF THE OTHER AIR PRODUCTS PROPOSALS BY SUBMITTING THE  GOLD  PROXY CARD.

If you have any questions or require any assistance in executing or delivering your proxy, please call our proxy solicitor, MacKenzie Partners, at 212-929-5500 (collect) or 800-322-2885 (toll free).

Very truly yours,

John E. McGlade
Chairman, President and Chief Executive Officer
Air Products and Chemicals, Inc.

PRELIMINARY COPY - SUBJECT TO COMPLETION
Dated July 9, 2010

2010 ANNUAL MEETING OF STOCKHOLDERS

OF

AIRGAS, INC.

PROXY STATEMENT
OF
AIR PRODUCTS AND CHEMICALS, INC.

This proxy statement is furnished by Air Products and Chemicals, Inc., a Delaware corporation (“Air Products”), in connection with Air Products’ solicitation of  GOLD  proxies to be used at the 2010 annual meeting of the stockholders of Airgas, Inc., a Delaware corporation (“Airgas”), and at any adjournments, postponements or other continuations or reschedulings thereof (the “2010 Annual Meeting”).  We are soliciting proxies from holders of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of Airgas to take the following actions (all of which are collectively referred to as the “Air Products Proposals”):

●
to elect John P. Clancey, Robert L. Lumpkins and Ted B. Miller, Jr. (collectively, the “Air Products Nominees”), each of whom is independent, to replace the three incumbent directors of Airgas whose terms expire at the 2010 Annual Meeting (the “Election of Directors Proposal”);

●
to vote for Air Products’ proposal to amend the Airgas By-Laws to provide that (1) any director (other than Airgas’s Chief Executive Officer) nominated by the board of directors of Airgas (the “Airgas Board”) for election, but not elected by the Airgas stockholders, at any annual meeting will be ineligible to serve on the Airgas Board until after the third annual meeting following such election, and (2) if Airgas’s Chief Executive Officer is nominated by the Airgas Board for election, but not elected by the Airgas stockholders, at any annual meeting, he or she will be ineligible to serve on the Airgas Board until after the third annual meeting following such election, unless such service is approved by a majority of the independent directors on the Airgas Board (but in no event would he or she be eligible to serve as Chairman of the Airgas Board until after the third annual meeting following such election) (the “Director Eligibility Proposal”);

●
to vote for Air Products’ proposal to amend the Airgas By-Laws to require Airgas to hold its 2011 annual meeting on January 18, 2011 and all subsequent annual meetings in January (the “January Annual Meeting Proposal”); and

●
to vote for Air Products’ proposal to repeal any amendments to the Airgas By-Laws adopted by the Airgas Board without the approval of the Airgas stockholders after April 7, 2010 (which is the date of the last publicly disclosed amendment to Airgas’s By-Laws) and prior to the effectiveness of the resolution effecting such repeal (the “Restoration of the By-Laws Proposal”).

By their terms, the By-Law amendments proposed in the Director Eligibility Proposal and January Annual Meeting Proposal would, if adopted, require the affirmative vote of the holders of a majority of the voting power of Airgas shares entitled to vote generally in the election of directors in order to be amended, altered or repealed.  Similarly, by the terms of the Restoration of the By-Laws Proposal, any By-Laws repealed thereby could be reinstated only by the affirmative vote of the holders of a majority of the voting power of Airgas shares entitled to vote generally in the election of directors.

This proxy statement and the enclosed GOLD proxy card are first being sent or given to Airgas stockholders on or about                           , 2010.

THIS SOLICITATION IS BEING MADE BY AIR PRODUCTS AND NOT ON BEHALF OF THE AIRGAS BOARD.

In addition to soliciting proxies for the Air Products Proposals, Air Products is also soliciting proxies to take action with respect to the other proposals that Airgas has announced will be voted on at the 2010 Annual Meeting (all of which are collectively referred to as the “Other Proposals”):

●	Airgas’s proposal to ratify the selection of KPMG LLP as Airgas’s independent registered public accounting firm for the fiscal year ending March 31, 2011; and

●	Airgas’s proposal to amend the Amended and Restated 2003 Employee Stock Purchase Plan.

Air Products makes no recommendation with respect to the Other Proposals.  If you have signed, dated and returned the enclosed GOLD proxy card or transmitted your voting instructions by telephone or internet, but no direction is given with respect to the Other Proposals, your shares will be voted FOR the Other Proposals.

Except as set forth above, Air Products does not know of any other business that will be presented at the 2010 Annual Meeting.  If, however, other matters are properly presented but are unknown a reasonable time prior to this solicitation and you have signed, dated and returned the enclosed GOLD  proxy card or transmitted your voting instructions by telephone or internet, the proxies will vote the shares represented thereby in their best judgment in relation to such business.  You will not be able to choose how your shares will be voted with respect to any such business.

Airgas has announced that the 2010 Annual Meeting will be held on                           , 2010 at                           , at                           , and that the record date for determining those Airgas stockholders who will be entitled to vote at such meeting is                           , 2010 (the “Record Date”).

We believe the Air Products Nominees are highly qualified to serve as directors on the Airgas Board, are independent within the meaning of the listing standards of the New York Stock Exchange (the “NYSE”) and meet the eligibility requirements of the Corporate Governance Guidelines of Airgas.  In addition, we believe the Air Products Nominees are independent under the heightened independence standards applicable to audit committee members under the rules of the NYSE and the Securities and Exchange Commission (the “SEC”).  None of the Air Products Nominees is otherwise affiliated with Air Products or any subsidiary of Air Products.  The only commitment given to us by each of the Air Products Nominees is that he will stand for election to the Airgas Board and, if elected, will serve on the Airgas Board.  Each of the Air Products Nominees has specifically acknowledged that there is not, and cannot be, any agreement between any of them and Air Products regarding the decisions they will make as a director of Airgas.  Accordingly, we expect that the Air Products Nominees will exercise their independent judgment in all matters before the Airgas Board in accordance with their duties to the shareholders of Airgas and applicable law.

Air Products Distribution, Inc., a Delaware corporation and wholly owned subsidiary of Air Products (“Purchaser”), has commenced an offer to purchase all outstanding Shares for $63.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).  The purpose of the Offer is to acquire control of, and the entire equity interest in, Airgas.  Air Products currently intends, as soon as practicable following consummation of the Offer, to seek to have Airgas consummate a second-step merger of Purchaser or another wholly-owned subsidiary of Air Products with and into Airgas (the “Proposed Merger”), pursuant to which each then-outstanding share of Airgas common stock (other than shares of Airgas common stock held by Air Products, Purchaser or Airgas or any of their respective subsidiaries or by the Airgas stockholders who perfect appraisal rights under Delaware law, to the extent available) will be converted into the right to receive the same amount of cash per Share that the holders thereof would have received had they tendered their Shares in the Offer.  The Offer will expire at midnight, New York City time, on August 13, 2010, unless extended.  For a more complete description of the terms of the Offer, including conditions of the Offer and certain federal income tax consequences of the Offer and the Proposed Merger, please see the Offer to Purchase.  Air Products intends to continue to seek to negotiate with Airgas with respect to the combination of Air Products and Airgas.

We believe the election of the Air Products Nominees and approval of the other Air Products Proposals will establish an Airgas Board that is more likely to act in your best interests.   If elected, the Air Products Nominees would serve with Airgas’s other six directors and therefore would not constitute a majority of the Airgas Board.  However, because the Air Products Nominees are independent and do not have any prior relationship with Airgas or its founder, Chairman and CEO, Mr. McCausland, we believe they will consider without any bias our Offer and our request that the Airgas Board form a special committee of independent directors to formally consider our Offer, and we believe they will be willing to be outspoken in the boardroom about their views on these issues.  We also believe that your vote for the Air Products Nominees and approval of the other Air Products Proposals will send a strong message to the Airgas Board and Airgas’s CEO that Airgas’s stockholders want the board to constructively engage with Air Products regarding the Offer or another business combination with Air Products, and, if the newly elected directors and other members of the Airgas Board deem it appropriate in the exercise of their fiduciary duties, to remove the obstacles to the consummation of the Offer.  Air Products believes these actions are in the best interests of Airgas’s stockholders.  Except as described in the Offer to Purchase, none of Air Products or, to Air Products’ knowledge, any of the Air Products Nominees, currently has any additional or alternative plans regarding the Offer or another business combination involving Airgas.

According to Airgas’s public filings, there were 83,470,423 shares of Airgas common stock outstanding as of the close of business on May 25, 2010.  The holders of record of the Airgas common stock are entitled to one vote per share.

Directors are elected by a plurality of votes cast.  Abstentions and broker non-votes, if any, will have no effect on the election of nominees for director.  Approval of the other Air Products Proposals requires the affirmative  “FOR”  vote of a majority of the shares of Airgas common stock represented and entitled to vote at the 2010 Annual Meeting.  For these purposes, broker non-votes and abstentions will have the effect of votes against such proposals.

Please follow the instructions on the enclosed GOLD proxy card to submit your voting instructions today “FOR” the election of the Air Products Nominees,  “FOR”  the Director Eligibility Proposal,  “FOR”  the January Annual Meeting Proposal and  “FOR”  the Restoration of the By-Laws Proposal.

If your shares of Airgas common stock are held in “street name” with a bank, brokerage firm or other holder of record as of the close of business on the Record Date, only that holder of record can vote those shares and such holder of record may only do so upon receipt of your instructions to vote your shares.  Accordingly, it is critical that you promptly give instructions to your bank, broker or other holder of record to vote for the election of the Air Products Nominees and the other Air Products Proposals. Please do so for each account you maintain.

This proxy statement is dated                           , 2010. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to the Airgas stockholders shall not create any implication to the contrary. You are advised to read this proxy statement and other relevant documents when they become available because they will contain important information.

If you have any questions about voting or if you require assistance, please contact:

MacKenzie Partners
105 Madison Avenue
New York, New York 10016

(212) 929-5500 (collect)
(800) 322-2885 (toll free)

Email:  airgas@mackenziepartners.com

IMPORTANT

ELECTION OF THE AIR PRODUCTS NOMINEES AND APPROVAL OF THE OTHER AIR PRODUCTS PROPOSALS MAY BE AN IMPORTANT STEP IN ALLOWING YOU THE OPPORTUNITY TO RECEIVE THE CONSIDERATION TO BE RECEIVED BY THE AIRGAS STOCKHOLDERS PURSUANT TO THE OFFER AND THE PROPOSED MERGER OR FACILITATING NEGOTIATIONS BETWEEN AIR PRODUCTS AND AIRGAS WITH RESPECT TO A BUSINESS COMBINATION TRANSACTION.

HOWEVER, YOU MUST TENDER YOUR AIRGAS SHARES PURSUANT TO THE OFFER (AND NOT THIS PROXY STATEMENT) AND ALL THE CONDITIONS TO THE OFFER MUST BE SATISFIED OR WAIVED BEFORE YOU CAN RECEIVE THE CONSIDERATION TO BE PAID TO AIRGAS STOCKHOLDERS IN THE OFFER. YOUR VOTE FOR THE ELECTION OF THE AIR PRODUCTS NOMINEES AS DIRECTORS AND FOR APPROVAL OF THE OTHER AIR PRODUCTS PROPOSALS DOES NOT OBLIGATE YOU TO TENDER YOUR AIRGAS SHARES PURSUANT TO THE OFFER AND DOES NOT AFFECT YOUR RIGHT TO WITHDRAW YOUR SHARES IF THEY HAVE BEEN TENDERED.

THIS PROXY STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF AIRGAS SHARES NOR AN OFFER WITH RESPECT THERETO.  THE OFFER IS MADE ONLY BY MEANS OF THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL.

REASONS TO VOTE FOR THE AIR PRODUCTS PROPOSALS

Air Products urges all holders of Airgas common stock to vote “FOR” the election of the Air Products Nominees, “FOR”  the Director Eligibility Proposal,  “FOR”  the January Annual Meeting Proposal and “FOR”  the Restoration of the By-Laws Proposal.

A vote FOR the election of the Air Products Nominees and the other Air Products Proposals sends a message to the Airgas Board and management that:

●	Airgas stockholders want directors who will represent the best interests of the stockholders.

●	Airgas stockholders want the Airgas Board to constructively engage with Air Products regarding a potential business combination.

●	Airgas stockholders want the Airgas Board to take action to eliminate the obstacles to the consummation of the Offer.

The Airgas Board has consistently refused to discuss or negotiate with Air Products the terms of the Offer, which Air Products first presented to Airgas on February 4, 2010. Air Products has provided Airgas with ample opportunities to discuss and negotiate the proposed transaction, invited Airgas on multiple occasions to provide information that could demonstrate a higher value and clearly stated that Air Products was willing to share any value that Airgas demonstrates with Airgas’s stockholders. Air Products and its representatives have continued to invite Airgas to meet, including on various occasions since the commencement of the Offer. In each case, however, the Airgas Board has rejected our requests, determining to reject our proposals and refuse to meet. Further, the Airgas Board has declined to take the steps necessary to allow Airgas’s stockholders to accept the Offer and, subject to the satisfaction of the other conditions to the Offer, receive the consideration to be paid in the Offer. For example, the Airgas Board has not agreed to redeem the Rights under, or otherwise amend, its “poison pill” rights plan.

The Airgas Board has also declined to form a special committee of independent directors to consider our Offer.  We believe that the formation of an independent committee of the Airgas board to evaluate our Offer is necessary and appropriate because of the presence of Peter McCausland on the Airgas Board.  Mr. McCausland is not only Airgas’s Chairman and Chief Executive Officer, but also its founder and a significant shareholder.  As such, Air Products believes it is reasonable to anticipate that Mr. McCausland may have interests (including of a personal, if not strictly economic, nature) that are different from those of Airgas’s public shareholders.  Air Products also believes that even though Mr. McCausland is one out of nine Airgas directors who have been considering the Offer, he has significant influence in the Airgas boardroom.  As a result, Air Products believes that in order to ensure that the Airgas Board’s decisions with respect to the Offer are informed by the view of the independent directors, a special committee should be formed to allow the independent directors to deliberate privately, with the benefit of their own legal and financial advisors, and to give them a formal voice for their view.  The question of whether a special committee of independent directors of the Airgas Board is needed is an issue currently pending before the Court of Chancery of the State of Delaware and has not yet been adjudicated.

We believe that by rejecting our all-cash, premium Offer, repeatedly refusing to engage with Air Products or provide Air Products with information that could demonstrate a higher value for Airgas’s shareholders and by maintaining defensive measures that create obstacles to the consummation of the Offer, the current Airgas Board has not been acting in the best interests of Airgas stockholders. By voting for the Air Products Nominees and the other Air Products proposals, we believe the Airgas stockholders can demonstrate to the Airgas Board and management their support for Airgas to constructively engage with Air Products regarding the Offer or another business combination and demonstrate that they want an Airgas Board that will act in their best interests.  Except as disclosed in the Offer to Purchase, none of Air Products or, to Air Products’ knowledge, any of the Air Products Nominees has any additional or alternative plans regarding the Offer or another business combination involving Airgas.

Even if the Air Products Nominees are elected, Air Products cannot consummate the Offer unless all of the conditions to the Offer are satisfied or waived. Certain of these conditions may be satisfied through action by the Airgas Board, including the steps Airgas would need to take to redeem the preferred stock purchase rights associated with the Airgas common stock (or otherwise render them inapplicable to the Offer and Proposed Merger), to approve the Offer and Proposed Merger under Article 6 of Airgas’s Amended and Restated Certificate of Incorporation and to make the anti-takeover provisions of the Delaware General Corporation Law, as amended (the “DGCL”), inapplicable to the Offer and the Proposed Merger, as permitted by Delaware law. These conditions are fully described in the Offer to Purchase. The Airgas Board has the power to take action to satisfy some of these conditions, thereby eliminating these obstacles to the Offer and the Proposed Merger.

QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION

The following are answers to some of the questions you, as a stockholder of Airgas, may have with respect to Air Products’ solicitation. The following is not a substitute for the information contained in this proxy statement, and the information contained below is qualified in its entirety by reference to the more detailed descriptions and explanations contained elsewhere in this proxy statement. We urge you to read this proxy statement carefully and in its entirety.

Who is making the solicitation?

The solicitation is made by Air Products. Under the rules of the SEC, the Air Products Nominees are deemed to be participants in the solicitation.

Please see the section titled “Other Information—Participants in the Solicitation” for additional information regarding Air Products. Please see the sections titled “The Air Products Nominees” and “Other Information—Participants in the Solicitation” and Annex A for additional information regarding the Air Products Nominees.

For information regarding directors, officers and employees of Air Products who may assist in the solicitation of proxies, please see Annex B.

Why are we soliciting your vote?

We believe that the current members of the Airgas Board are not acting in your best interests. Despite the substantial premium to the unaffected market price of the Airgas common stock (i.e., the closing price of Airgas common stock on the last trading day prior to the announcement of Air Products’ proposal to acquire Airgas, February 4, 2010) represented by Air Products’ proposal, the incumbent Airgas Board has repeatedly rejected our proposal and refuses to engage in any meaningful discussion which could identify additional value that may allow us to increase the value of our offer to the Airgas stockholders.

We are sending you this proxy statement and the accompanying GOLD proxy card because we believe that the Airgas stockholders deserve an independent board that will act in the best interests of Airgas and its stockholders. We believe the Air Products Nominees, if elected to the Airgas Board, will act in the best interests of Airgas and its stockholders, which actions may include, if the Air Products Nominees and other members of the Airgas Board deem it appropriate in the exercise of their fiduciary duties, pursuing strategic alternatives that will create greater value for the Airgas stockholders than is currently available with Airgas as a stand-alone company. We believe the election of the Air Products Nominees and approval of the other Air Products Proposals will establish an Airgas Board that is more likely to act in your best interests.  Your vote for the Air Products Nominees and approval of the other Air Products Proposals will send a strong message to the Airgas Board to constructively engage with Air Products regarding the Offer or another business combination with Air Products, and, if the newly elected directors and other members of the Airgas Board deem it appropriate in the exercise of their fiduciary duties, approve and recommend to the Airgas stockholders the Offer and/or another business combination with Air Products, and take any other appropriate actions necessary to facilitate its consummation. However, the Air Products Nominees are independent and we expect that, if elected, they will exercise their independent judgment in all matters before the Airgas Board in accordance with their duties to Airgas and applicable law.

Who are the nominees that Air Products has nominated to replace the three current directors of Airgas whose terms expire at the 2010 Annual Meeting?

Air Products is asking you to elect John P. Clancey, Robert L. Lumpkins and Ted B. Miller, Jr., to replace the current Airgas directors whose terms expire at the 2010 Annual Meeting.

We believe the Air Products Nominees are highly qualified to serve as directors on the Airgas Board and are independent within the meaning of the listing standards of the NYSE and meet the eligibility requirements of the Corporate Governance Guidelines of Airgas. None of the Air Products Nominees is employed by or otherwise affiliated with Air Products or any subsidiary of Air Products.

The only commitment given to us by each of the Air Products Nominees is that he will stand for election to the Airgas Board and, if elected, will serve on the Airgas Board.  Each of the Air Products Nominees has specifically acknowledged that there is not, and cannot be, any agreement between any of them and Air Products regarding the decisions they will make as a director of Airgas.  Accordingly, we expect that the Air Products Nominees will exercise their independent judgment in all matters before the Airgas Board in accordance with their duties to Airgas and applicable law.

For information regarding the Air Products Nominees, please see the sections titled “The Air Products Nominees” and “Other Information—Participants in the Solicitation” and Annex A.

Why is Air Products proposing to repeal any amendments to the Airgas By-Laws adopted by the Airgas Board without the approval of the Airgas stockholders after April 7, 2010?

This proposal, which seeks to repeal changes to the Airgas By-Laws adopted after April 7, 2010 (the date of the last publicly disclosed amendment to Airgas’s By-Laws) without a vote of the Airgas stockholders, is intended to prevent actions by Airgas that could impede the effectiveness of some or all of the Air Products Proposals, including by limiting the ability of Airgas stockholders to elect the Air Products Nominees, or the ability of the Air Products Nominees, if elected, to pursue the best interests of Airgas and its stockholders.  Approval of this proposal would also result in the repeal of By-Laws adopted after April 7, 2010, if any, that may be aligned with the interests of Airgas stockholders.

What are the practical effects to Airgas’s stockholders of the approval of Air Products Proposals 2, 3 and 4?

Proposal 2: Amend By-Laws to Implement Director Eligibility Requirements.  If the Director Eligibility Proposal is adopted, for the three years following any annual election in which any of the Airgas Board’s nominees are defeated, the defeated nominees (other than Airgas’s CEO) would be ineligible to serve on the Airgas Board.  However, if Airgas’s CEO is up for election and is not elected, the Director Eligibility Proposal would permit the CEO to serve on the Airgas Board (but in no case as Chairman) if approved by the majority of Airgas’s independent directors.  For example, this means that if Mr. McCausland, Airgas’s current Chairman and CEO, is not elected at the 2010 Annual Meeting, the Airgas Board could create a new directorship and appoint Mr. McCausland to fill that seat immediately after the 2010 Annual Meeting.  In such a case, Mr. McCausland would not be permitted to serve as Airgas’s Chairman until the 2013 annual meeting.

These restrictions would apply for the Airgas Board’s nominees at the 2010 Annual Meeting as well as all subsequent annual meetings for so long as the proposed By-Law remains in effect.  The proposed By-Law also provides that it can only be amended or repealed with the affirmative vote of the holders of a majority of the voting power of the stock of Airgas.

Air Products believes the Director Eligibility Proposal would be positive for Airgas’s stockholders, since it prevents the Airgas Board from circumventing the vote of the Airgas stockholders and ensures that the vote of the Airgas stockholders will have meaning.  The Director Eligibility Proposal would also restrict the Airgas Board’s discretion to appoint directors as it sees fit, including because of changes in circumstances at Airgas or on the Airgas Board in the future.  The Director Eligibility Proposal would not, however, restrict the Airgas Board’s ability to consult any former nominee or director as an advisor if deemed appropriate by the board.

Please see “Air Products Proposals” in this proxy statement for further detail on the terms of the Director Eligibility Proposal.

Proposal 3: Amend By-Laws To Require Airgas To Hold Future Annual Meetings In January. If adopted, the January Meeting Proposal would require Airgas to hold its 2011 annual meeting on January 18, 2011 at 10:00 a.m. and to hold all subsequent annual meetings in January for so long as the proposed By-Law is in effect.  The proposed By-Law also provides that it can only be amended or repealed with the affirmative vote of the holders of a majority of the voting power of the stock of Airgas.

Advancing the date of the 2011 annual meeting would give Airgas’s stockholders an early opportunity to replace a majority of the existing Airgas Board.  Air Products currently intends to nominate a slate of directors for election at the 2011 annual meeting.  As a result, if the January Annual Meeting Proposal is adopted, the Air Products Nominees are elected at the 2010 Annual Meeting and Air Products’ nominees are elected at the 2011 annual meeting, directors nominated by Air Products would constitute a majority of the Airgas Board as early as January 2011.

Because of the effects set forth above, Air Products believes that the January Annual Meeting Proposal would be positive for Airgas’s stockholders.  However, because the January Annual Meeting Proposal would fix the date of all future annual meetings in January and would be able to be amended or repealed only by the stockholder vote described above, the January Annual Meeting Proposal would restrict the Airgas Board’s ability to change the timing of future annual meetings in its discretion, whether to respond to specific circumstances and events at Airgas in the future or for other reasons.  In addition, Airgas’s stockholders should be aware that pursuant to the January Annual Meeting Proposal, the advance notice period for stockholder nominations and other business at the 2011 annual meeting may be 45 to 30 days prior to such meeting (compared to the current period of 90 to 60 days prior to the annual meeting).  Under the terms of the January Annual Meeting Proposal, the longer advance notice period of 90 to 60 days prior to the annual meeting would become applicable to all annual meetings after the 2011 annual meeting.

Please see “Air Products Proposals” in this proxy statement for further detail on the terms of the January Annual Meeting Proposal.

Proposal 4: Repeal Of All By-Law Amendments Adopted By The Airgas Board After April 7, 2010.  If adopted, the Restoration of the By-Laws Proposal would repeal any new By-Law or amendment to the By-Laws adopted by the Airgas Board without stockholder approval after April 7, 2010 (which is the date of the last publicly disclosed amendment to Airgas’s By-Laws) and prior to or on the date of the adoption of this proposal by the stockholders of Airgas.  Air Products is not currently aware of any By-Laws or amendments to the By-Laws adopted by the Airgas Board that would be repealed by the adoption of this proposal.  However, it is possible that prior to the date of the 2010 Annual Meeting the Airgas Board will adopt By-Law amendments, including amendments that could impede the election of Air Products’ candidates to Airgas Board or the effectiveness of the other Air Products Proposals, negatively impact Air Products’ ability to solicit and/or obtain proxies from stockholders, undermine the will of the stockholders expressed in those proxies or modify Airgas’s corporate governance regime.  Adoption of the Restoration of the By-Laws Proposal would repeal any such By-Laws adopted unilaterally by the Airgas Board.  By its terms, the Restoration of the By-Laws Proposal would also result in the repeal of any other By-Laws adopted after April 7, 2010, including By-Laws that may be aligned with the interests of Airgas stockholders, if any.

Who can vote at the 2010 Annual Meeting?

Only owners of record of Airgas common stock at the close of business on the Record Date have the right to vote on the Air Products Proposals or on any other matters presented at the 2010 Annual Meeting. Each holder of Airgas common stock is entitled to one vote per share.

Many Airgas stockholders hold their shares through a bank, brokerage firm or other holder of record, rather than directly in their own name. As summarized below, there are distinctions between shares held of record and those owned beneficially:

●
Stockholder of Record—If your shares are registered directly in your name with Airgas’s transfer agent, BNY Mellon Shareowner Services, you are considered the Airgas stockholder of record of those shares. As the stockholder of record, you can submit your voting instructions by internet, telephone or mail as described on the enclosed  GOLD  proxy card.

●
Beneficial Owner—If your shares are held by a bank, brokerage firm or other holder of record, you are considered the beneficial owner of shares held in “street name.” In order for those shares to be voted at the 2010 Annual Meeting, you must provide your bank, broker or other holder of record instructions to vote your shares. Please follow the instructions provided by your bank, brokerage firm or other holder to direct them how to vote your shares at the 2010 Annual Meeting.

What constitutes a quorum?

A quorum is the minimum number of shares that must be present in order to take action at a stockholder meeting. Under the Airgas By-Laws, to have a quorum, a majority of the outstanding shares of stock entitled to vote at the 2010 Annual Meeting must be represented in person or by proxy at the 2010 Annual Meeting. Both abstentions and broker non-votes, if any, are counted as present for determining the presence of a quorum.

How many shares must be voted in favor of the Air Products Nominees to elect them to the Airgas Board and to approve the other Air Products Proposals?

Assuming a quorum is present at the 2010 Annual Meeting, the three nominees for director who receive the most “FOR”  votes will be elected. Directors are elected by a plurality of votes cast.  Abstentions and broker non-votes, if any, will have no effect on the election of nominees for director.

Approval of the other Air Products Proposals requires the affirmative “FOR” vote of a majority of the shares of Airgas common stock represented and entitled to vote at the 2010 Annual Meeting.  For these purposes, broker non-votes and abstentions will have the effect of votes against such proposals.

How may Airgas stockholders vote their shares?

You can vote your shares of Airgas common stock for Air Products’ proposals in one of four ways:

By Telephone. Submit a proxy by telephone by following the voting instructions on the enclosed GOLD proxy or voting instruction card. Your telephone vote authorizes the proxies to vote your shares of Airgas common stock in the same manner as if you had signed and returned a  GOLD  proxy card or voting instruction card.

By Internet. Submit a proxy via the Internet by following the voting instructions on the enclosed GOLD proxy or voting instruction card. Internet voting procedures are designed to authenticate your identity, allow you to have your shares of Airgas common stock voted and confirm that your instructions have been properly recorded. Your submission of a proxy by Internet authorizes the proxies to vote your shares of Airgas common stock in the same manner as if you had signed and returned a GOLD  proxy card or voting instruction card.

By Mail. Sign, date and promptly mail the enclosed GOLD proxy or voting instruction card in the enclosed postage-paid envelope.

In Person. Written ballots should be available from Airgas at the 2010 Annual Meeting. If Airgas does not provide a ballot that includes the Air Products Proposals, Air Products will provide its own form of ballot to the independent inspector for the inspector to distribute at the 2010 Annual Meeting on our behalf. Nonetheless, to ensure that your shares of Airgas stock are represented, we urge you to submit a proxy in advance of the 2010 Annual Meeting by promptly returning your  GOLD  proxy card by mail or by telephone or the Internet. You may always attend the 2010 Annual Meeting and vote in person if you wish. However, the Airgas stockholders who have sent in by mail their  GOLD  proxy cards or transmitted their voting instructions by telephone or the Internet, and also attend the 2010 Annual Meeting, do not need to vote again unless they wish to revoke their proxy and change their vote. Stockholders whose shares of Airgas common stock are held in the name of a bank, broker or other holder of record must obtain a proxy, executed in such stockholder’s favor, from the bank, broker or the record holder in order for such stockholders to vote their shares of Airgas common stock in person at the 2010 Annual Meeting.  If you plan to attend the 2010 Annual Meeting in person, please carefully note the procedures for admission to the 2010 Annual Meeting that Airgas has set forth in its proxy statement.  In its proxy statement, Airgas has stated that proof of ownership of Airgas common stock, along with personal identification (such as a driver’s license or passport), must be presented in order to be admitted to the 2010 Annual Meeting.  Airgas has stated that if your shares are held in the name of a bank, broker or other holder of record and you plan to attend the 2010 Annual Meeting in person, you must bring a brokerage statement, the proxy card mailed to you by your bank or broker or other proof of ownership as of the close of business on the Record Date, to be admitted to the 2010 Annual Meeting.  Airgas has stated that no cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the 2010 Annual Meeting.

We urge you NOT to sign or return Airgas’s WHITE proxy card or otherwise provide proxies sent to you by Airgas. If you have already done so, you may revoke your previously signed proxy by signing and returning a later-dated GOLD proxy card in the enclosed postage-paid envelope, by submitting a proxy by telephone or the Internet (instructions appear on your GOLD proxy card) or by delivering a written notice of revocation to Air Products c/o MacKenzie or to the corporate secretary of Airgas. Only your latest dated proxy or your vote in person at the 2010 Annual Meeting will be counted.

Owners of record of Airgas common stock as of the close of business on the Record Date are urged to submit a GOLD proxy card even if your shares were sold after the Record Date.

How will your shares be voted if the enclosed GOLD proxy or voting instruction card is signed and returned but no specific direction on voting is given?

If you properly sign and return the enclosed GOLD proxy or voting instruction card, but do not specify how to vote, your proxies will:

●
vote your shares “FOR” each of the following: the election of each of the Air Products Nominees, the Director Eligibility Proposal, the January Annual Meeting Proposal and the Restoration of the By-Laws Proposal;

●	vote your shares “FOR” each of the Other Proposals; and

●	vote on such other matters as may properly come before the meeting, but are not known a reasonable time prior to this solicitation, in your proxies’ discretion.

If your shares of Airgas stock are held in “street name” by your bank, broker or other record holder, will your bank, broker or other record holder vote your shares for you?

Your bank, broker or other record holder will not vote your shares of Airgas common stock on your behalf unless you provide instructions to your bank, broker or other record holder on how to vote. You should follow the instructions set forth in the voting instruction cards regarding how to instruct your bank, broker or other record holder to vote your shares on each of the Air Products Proposals. If you properly sign and return your  GOLD  voting instruction card but do not provide specific direction on how to vote your shares, your shares will be voted as described above.

Without your instructions, your shares will not be voted in favor of the Air Products Proposals.  Accordingly, it is critical that you promptly give instructions to your bank, broker or other holder of record to vote for the election of the Air Products Nominees and the other Air Products Proposals.

How can the proxies be revoked?

You may revoke or change your proxy instructions, including proxies already given to Airgas, at any time prior to the vote at the 2010 Annual Meeting by:

●	submitting a later-dated proxy by telephone or the Internet as to how you would like your shares voted (instructions are on your GOLD proxy card);

●
submitting a properly executed, later-dated GOLD proxy card that will revoke all prior proxies submitted by telephone, by Internet or by proxy cards or voting instruction cards, including Airgas’s  WHITE  proxy cards or voting instruction cards;

●
attending the 2010 Annual Meeting and revoking any previously submitted proxy by voting in person (although attendance at the 2010 Annual Meeting will not in and of itself constitute revocation of a proxy); or

●
delivering written notice of revocation either to Air Products c/o MacKenzie Partners at 105 Madison Avenue, New York, New York 10016, or the corporate secretary of Airgas at 259 North Radnor-Chester Road, Suite 100, Radnor, Pennsylvania 19087, or any other address provided by Airgas.

For information on the revocation of proxies, please see the section titled “Voting Procedures—Revocation of Proxies.”

Please note that if your shares of Airgas common stock are held in “street name” by a bank, brokerage firm or other holder of record, you must follow the instructions set forth in the voting instruction cards to revoke your earlier vote.

Who is paying for the solicitation?

Air Products will pay all costs of its proxy solicitation and will not seek reimbursement of these costs from Airgas.

If you vote for the election of the Air Products Nominees or in favor of the Air Products Proposals, are you agreeing to the sale of Airgas to Air Products?

No. Although the election of the Air Products Nominees is an important step towards Airgas’s constructively exploring a business combination with Air Products, your vote for the election of the Air Products Nominees or in favor of the Air Products Proposals, does not constitute your approval of a business combination involving Air Products and Airgas, nor does it obligate you to tender your shares in the Offer.  For Air Products to complete the Offer, all of the conditions to the Offer, including the condition that a majority of the outstanding shares of Airgas common stock on a fully-diluted basis have been properly tendered and not withdrawn, must be satisfied or waived.  In addition, unless the Proposed Merger is consummated as a “short-form” merger pursuant to Section 253 of the DGCL (as discussed in the Offer to Purchase), the Airgas Board and the Airgas stockholders will be required to adopt a merger agreement providing for the Proposed Merger. Under the DGCL, in order to be eligible to effect the Proposed Merger as a “short-form” merger under Section 253, Air Products would need to own at least 90% of each class of Airgas capital stock otherwise entitled to vote on the Proposed Merger. Any solicitation of proxies from the Airgas stockholders to adopt a merger agreement providing for the Proposed Merger and/or other form of business combination transaction involving Air Products and Airgas will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the SEC.

Do you have to tender your shares in order to vote for the Air Products Nominees?

No, you do not need to tender your shares in the Offer to vote for the Air Products Nominees or any of the other Air Products Proposals. You only need to sign, date and return the enclosed  GOLD  proxy card, or submit a proxy by telephone or the Internet by following the voting procedures described on the  GOLD  proxy card to vote for the Air Products Nominees and the other Air Products Proposals.

What must happen to complete the Offer?

Purchaser does not intend to purchase Shares tendered unless the conditions to the Offer, including those described in the section “About the Offer”, are satisfied.  While certain conditions to the Offer are within the control of the Airgas Board, certain other conditions, such as the expiration of the waiting periods under applicable antitrust laws and the tender by Airgas stockholders of the requisite number of Shares, are not within the Airgas Board’s control.  However, absent the Airgas Board failing to take steps to approve the Offer and the Proposed Merger or taking steps to create additional impediments to the Offer, we believe there is no reason why the Offer could not be consummated on a reasonably prompt basis.

When and where will the 2010 Annual Meeting be held?

Airgas has announced that the 2010 Annual Meeting will be held on                           , 2010, at                           , at                           .

Whom should you call if you have questions about the solicitation?

Please call our proxy solicitor MacKenzie Partners at (212) 929-5500 (collect) or (800) 322-2885 (toll free).

IMPORTANT

Air Products urges you to transmit your voting instructions today by signing, dating and returning the enclosed GOLD proxy card, by telephone or by the Internet  “FOR” :

●	the Election of Directors Proposal;

●	the Director Eligibility Proposal;

●	the January Annual Meeting Proposal; and

●	the Restoration of the By-Laws Proposal.

Approval of the Air Products Proposals will enable you—as the owners of Airgas—to send a message to the Airgas Board to constructively engage with Air Products regarding the Offer or another business combination with Air Products.

If you elect to have your shares voted for the Air Products Proposals by signing, dating and returning the enclosed GOLD proxy card or transmitting a proxy by telephone or Internet, you should  NOT  return Airgas’s  WHITE  proxy card to vote for any proposals contained in the Airgas definitive proxy statement because the submission of Airgas’s  WHITE  proxy card may be deemed to revoke or change your proxy instructions on the  GOLD  proxy card.

AIR PRODUCTS PROPOSALS

Below is a summary of each of the Air Products Proposals to be voted upon at the 2010 Annual Meeting. As described under the section titled “Voting Procedures,” you must vote on each proposal separately on the accompanying  GOLD  proxy card or by submitting a proxy by telephone or via the Internet. If you elect to have your shares voted for the Air Products Proposals by signing, dating and returning the enclosed  GOLD  proxy card or submitting a proxy by telephone or Internet, you should  NOT  return Airgas’s  WHITE  proxy card to vote for any proposals contained in the Airgas proxy statement because the submission of Airgas’s  WHITE  proxy card may be deemed to revoke or change your proxy instructions on the  GOLD  proxy card.  None of Proposal 1, Proposal 2, Proposal 3 or Proposal 4 is subject to, or conditioned upon, the effectiveness of the other Proposals.

PROPOSAL 1: ELECTION OF THE NOMINEES

Air Products proposes that the stockholders of Airgas elect John P. Clancey, Robert L. Lumpkins and Ted B. Miller, Jr. as directors of Airgas at the 2010 Annual Meeting. According to publicly available information, the Airgas Board currently consists of nine directors who are divided into three classes, with each class to be elected, on a staggered basis, for a term expiring at the annual meeting of stockholders held in the third year following the year of its election.  Three members of the class serving for terms expiring in 2010 are up for election at the 2010 Annual Meeting.  If the three Air Products Nominees are elected to the Airgas Board, they will replace the incumbent directors whose terms expire in 2010.  Airgas has nominated W. Thacher Brown, Peter McCausland and Richard C. Ill for election at the 2010 Annual Meeting.

The Air Products Nominees, if elected at the 2010 Annual Meeting, would hold office until the 2013 annual meeting of stockholders of Airgas and until their respective successors have been elected and qualified. Each of the Air Products Nominees has consented to being named as a nominee in this proxy statement and, if elected, to serving as a director of Airgas.

We believe the Air Products Nominees are highly qualified to serve as directors on the Airgas Board and are independent within the meaning of the listing standards of the NYSE and meet the eligibility requirements of the Corporate Governance Guidelines of Airgas.  Please see “The Air Products Nominees” for detailed information on the Air Products Nominees, including their background and qualifications to serve as Airgas directors.  In addition, we believe that the Air Products Nominees are independent under the heightened independence standards applicable to audit committee members under the rules of the NYSE and the SEC. None of the Air Products Nominees is affiliated with Air Products or any subsidiary of Air Products or has any relationship with Air Products (except for his agreement to serve as an Air Products Nominee and, if elected, to serve on the Airgas Board, as described in this proxy statement under “Arrangements between Air Products and the Air Products Nominees” below).

In addition, each of the Air Products Nominees understands that, if elected as a director of Airgas, each Air Products Nominee would have an obligation to act in the best interests of Airgas in accordance with his duties as a director. The only commitment given to us by each of the Air Products Nominees is that he will stand for election to the Airgas Board and, if elected, will serve on the Airgas Board. Each of the Air Products Nominees has specifically acknowledged that there is not, and cannot be, any agreement between any of them and Air Products regarding the decisions that they will make as a director of Airgas. Accordingly, we expect that the Air Products Nominees will exercise their independent judgment in all matters before the Airgas Board in accordance with their duties to Airgas and applicable law.

The Air Products Nominees, if elected, will serve with Airgas’s other six directors and thus will not constitute a majority of the Airgas Board.

Assuming a quorum is present at the 2010 Annual Meeting, the three nominees for director who receive the most “ FOR ” votes will be elected.

AIR PRODUCTS STRONGLY RECOMMENDS A VOTE “FOR” THE ELECTION OF THE AIR PRODUCTS NOMINEES.

PROPOSAL 2: AMEND BY-LAWS TO IMPLEMENT DIRECTOR ELIGIBILITY REQUIREMENTS

Air Products is submitting for adoption by the stockholders a proposed amendment to Airgas’s By-Laws (the “By-Laws”), to provide that any director (other than Airgas’s Chief Executive Officer) nominated by the Airgas Board for election, but not elected by Airgas’s stockholders, at any annual meeting will be ineligible to serve on the Airgas Board until after the third annual meeting following such election (when the class elected at such annual meeting is next up for election).  Further, if Airgas’s Chief Executive Officer is nominated by the Airgas Board for election, but not elected by Airgas’s stockholders, he or she would be ineligible to serve on the Airgas Board until the third annual meeting thereafter, unless such service is approved by a majority of the independent directors on the Airgas Board (but in no event would he or she be eligible to serve as Chairman until the third annual meeting thereafter) after consultation with independent legal and financial advisors.  The proposed By-Law would provide that it cannot be amended without the affirmative vote of the holders of a majority of the voting power of the stock of Airgas entitled to vote generally in the election of directors, voting together as a single class.

Without such an eligibility requirement, the remaining members of the Airgas Board who are not up for election at the 2010 Annual Meeting (who will continue to constitute a majority of the Airgas Board following such annual meeting) could circumvent the mandate of Airgas’s stockholders at such annual meeting by immediately thereafter attempting to create vacancies and appointing the defeated Airgas Board nominees to fill the vacancies.  Air Products believes Airgas’s stockholders are entitled to know their votes have meaning and that this proposal is critical to a fair stockholder process.

The language of the Proposal 2 stockholder resolution and By-Law amendment is as follows:

    RESOLVED, the Corporation’s By-Laws be and hereby are amended to add a new Section 11 to Article II to read as follows:

    “Section 11. Eligibility Requirements.  Notwithstanding anything in these By-Laws to the contrary, any person who was nominated by the Board for election as a director at any annual meeting of stockholders and was not elected to the Board by the Corporation’s stockholders at such annual meeting shall be ineligible to serve on the Board (whether to fill any newly created directorship resulting from any increase in the number of Directors or any vacancy on the Board resulting from death, resignation, disqualification, removal or other cause) until after the third annual meeting of stockholders following such annual meeting;  provided ,  however , that if the Chief Executive Officer of the Corporation is so nominated for election but not elected, he or she shall be eligible to serve on the Board (but in no event as Chairman) only if such service is approved by the affirmative vote of a majority of the Directors then serving on the Board who meet the applicable independence requirements of the New York Stock Exchange (such Directors, the “Independent Directors”), and the Board shall select another Director to serve as Chairman. In making such decision, the Independent Directors shall retain and consult with nationally recognized legal and financial advisors that have not represented and are not representing the Corporation in any other capacity.  Neither the stockholders nor the Board shall amend, alter or repeal this Section 11, or adopt any provision inconsistent with or germane to the subject matter of this Section 11, without the approval of the affirmative vote of the holders of at least a majority of the voting power of all shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.”

Approval of Proposal 2 requires the affirmative “FOR” vote of a majority of the shares of Airgas common stock represented and entitled to vote at the 2010 Annual Meeting.

AIR PRODUCTS STRONGLY RECOMMENDS A VOTE “FOR” PROPOSAL 2.

PROPOSAL 3: AMEND BY-LAWS TO REQUIRE AIRGAS
TO HOLD FUTURE ANNUAL MEETINGS IN JANUARY

Air Products is submitting for adoption by the stockholders a proposed By-Law amendment that will require Airgas to hold the 2011 annual meeting on January 18, 2011 and all subsequent annual meetings in January. As amended, the proposed By-Law would provide that it cannot be amended without the affirmative vote of the holders of a majority of the voting power of the stock of Airgas entitled to vote generally in the election of directors, voting together as a single class.

Airgas has stated that the 2010 Annual Meeting will serve as a referendum for Airgas’s stockholders on the Offer. However, because Airgas maintains a staggered board, the Airgas Board may choose to ignore the results of this referendum.  Even if all of the Air Products Nominees are elected, the incumbent directors could force the stockholders to wait another full year after the 2010 Annual Meeting -- if not longer -- to implement the changes at Airgas that would allow Airgas’s stockholders to have the opportunity to accept Air Products’ offer. By adopting Proposal 3, Airgas’s stockholders can provide themselves an early opportunity to replace a majority of the existing Airgas Board by January 2011 so that a new Airgas Board majority can decide whether to pursue Air Products’ offer to acquire the Shares.  If Proposal 3 is adopted, Air Products intends to nominate additional candidates for election to the Airgas Board at Airgas’s 2011 annual meeting.

The language of the Proposal 3 stockholder resolution and By-Law amendment is as follows:

RESOLVED, the Corporation’s By-Laws be and hereby are amended to amend and restate Section 1 of Article II to read as follows:

“Section 1. Annual Meeting. The annual meeting of stockholders to be held in 2011 (the “2011 Annual Meeting”) shall be held on January 18, 2011 at 10:00 a.m., and each subsequent annual meeting of stockholders shall be held in January. Each such annual meeting shall be held at such place, within or without the State of Delaware, as shall be determined by the Board of Directors. The day, place and hour of each annual meeting shall be specified in the notice of annual meeting.

The meeting may be adjourned from time to time and place to place until its business is completed. The affirmative vote of the holders of at least a majority of the shares represented and entitled to vote at such meeting shall be required for any adjournment or postponement of such meeting and, notwithstanding anything to the contrary herein, no annual meeting may be adjourned by the chairman of the meeting without such stockholder vote.

At the annual meeting of the stockholders, directors shall be elected and only such other business as shall have been specified in the notice of meeting shall be conducted. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the case of the 2011 Annual Meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 45th day prior to such annual meeting and not later than the close of business on the later of the 30th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting, (b) the name and address, as they appear on the Corporation’s books, of the stockholder proposing such business, (c) the class and number of shares of the Corporation which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. Notwithstanding anything in the By-Laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 1. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 1, and if he should so determine, he shall so declare to the meeting that any such business not properly brought before the meeting shall not be transacted.

Neither the stockholders nor the Board shall amend, alter or repeal this Section 1, or adopt any provision inconsistent with or germane to the subject matter of this Section 1, without the approval of the affirmative vote of the holders of at least a majority of the voting power of all shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.”

Approval of Proposal 3 requires the affirmative “FOR” vote of a majority of the shares of Airgas common stock represented and entitled to vote at the 2010 Annual Meeting.

AIR PRODUCTS STRONGLY RECOMMENDS A VOTE “FOR” PROPOSAL 3.

PROPOSAL 4: REPEAL OF ALL BY-LAW AMENDMENTS ADOPTED BY THE AIRGAS BOARD AFTER APRIL 7, 2010

Article IX of the By-Laws and Article 5 of Airgas’s Amended and Restated Certificate of Incorporation provide that, with certain limited exceptions, the By-Laws may be amended by the Airgas Board, except so far as the by-laws adopted by the stockholders otherwise provide. Air Products believes that in order to ensure that the will of Airgas’s stockholders with respect to this proxy solicitation is upheld, the stockholders should repeal any new by-law or amendment to the By-Laws which was adopted by the Airgas Board, without stockholder approval, after April 7, 2010 (which is the date of the last publicly disclosed amendment to Airgas’s By-Laws) and prior to or on the date of the adoption of this proposal by the stockholders of Airgas.

We are not currently aware of any by-laws or amendments to the By-Laws adopted by the Airgas Board that would be repealed by the adoption of this proposal. However, it is possible that prior to the date of the 2010 Annual Meeting, the Airgas Board will adopt By-Law amendments which could impede the effectiveness of Air Products’ nomination of the Air Products Nominees or the other Air Products Proposals, negatively impact Air Products’ ability to solicit and/or obtain proxies from stockholders, undermine the will of the stockholders expressed in those proxies or modify Airgas’s corporate governance regime.  Approval of Proposal 4 would also result in the repeal of by-laws adopted after April 7, 2010 that may be aligned with the interests of Airgas stockholders, if any.

The language of the Proposal 4 stockholder resolution is as follows:

RESOLVED, the Corporation’s By-Laws be and hereby are amended to repeal any new by-law or any amendments to the By-Laws, enacted from April 7, 2010 to the date of the enactment of this stockholder resolution, which have not been approved by the affirmative vote of the stockholders of the Corporation and no such by-laws or amendments to the By-Laws may be reinstated or readopted by action of the Board of Directors without the affirmative vote of the holders of at least a majority of the voting power of all shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Approval of Proposal 4 requires the affirmative “FOR” vote of a majority of the shares of Airgas common stock represented and entitled to vote at the 2010 Annual Meeting.

AIR PRODUCTS STRONGLY RECOMMENDS A VOTE “FOR” PROPOSAL 4.

THE AIR PRODUCTS NOMINEES

None of the Air Products Nominees is employed by or otherwise affiliated with Air Products or Airgas or any of their respective subsidiaries. We believe the Air Products Nominees are independent within the meaning of the listing standards of the NYSE and meet the eligibility requirements of the Corporate Governance Guidelines of Airgas. In addition, we believe the Air Products Nominees are independent under the heightened independence standards applicable to audit committee members under the NYSE and SEC rules.

The Air Products Nominees have furnished the following information regarding their principal occupations and certain other matters. Unless otherwise indicated, each Air Products Nominee’s business address is also the principal address of the organization in which his present employment is conducted.

Name and Business Address	Age	Business Experience, Directorships and Principal Occupation or Employment During the Past Five Years
John P. Clancey 9300 Arrowpoint Blvd. Charlotte, NC 28273	65
Mr. Clancey has been the Chairman Emeritus of Maersk Inc. and Maersk Line Limited, a division of  the A.P. Moller - Maersk Group, since January 2010.  Maersk is one of the world’s largest shipping companies.  Since January 2010, Mr. Clancey also has been a Principal and founder of Hospitality Logistics, International, a furniture, fixtures and equipment logistics services provider serving customers in the hotel industry.

Mr. Clancey has more than 22 years of experience as both chief executive officer and chairman of complex international businesses, and 16 years of experience serving on the boards of large public companies in a range of industries.  Mr. Clancey served as Chairman of Maersk, Inc. from 1999 to 2010.  As Chairman of Maersk, Inc., Mr. Clancey managed the company’s ocean transportation, truck and rail, logistics and warehousing and distribution businesses, and was responsible for Maersk Line Limited, the company’s operation of U.S. flag vessels.  Mr. Clancey joined Sea-Land Service, Inc. in 1970 and served as its Chief Executive Officer and President from 1991 to 1999.

Mr. Clancey served as a member of the board of directors of UST Inc. from 1997 to 2009, including as the company’s Lead Director, and as Chairman of UST Inc.’s Nomination and Governance Committee and a member of the company’s Strategic Review and Compensation Committees.  Mr. Clancey served as a member of the board of directors of Foster Wheeler AG from 2000 to 2005, including as a member of the company’s Audit Committee.  Mr. Clancey also served as a member of the board of directors of AT&T Capital from 1993 to 1998, until the company was sold to Nomura Securities.

None of the foregoing companies are parents, subsidiaries or affiliates of Airgas.

Mr. Clancey served in the United States Marine Corps from 1967 to 1970, retiring as a Captain.  Mr. Clancey received a B.A. in Economics and Political Science from Emporia State College.

Robert L. Lumpkins Atria Corporate Center Suite E490 3033 Campus Drive Plymouth, MN 55441	66
Mr. Lumpkins is the Chairman of the board of directors of The Mosaic Company, a producer and marketer of crop and animal nutrition products and services.  He has served as Chairman since the creation of the company in October 2004, and also serves as a member of its Governance and Nominating Committee.

Mr. Lumpkins has been a member of the board of directors of Ecolab, Inc., a cleaning and sanitation products and services provider, since 1999 and is the Vice Chairman of both the company’s Audit Committee and Governance Committee.  From 2006 until June 2010, he was chairman of the board of directors of Black River Asset Management LLC, a privately-owned fixed income-oriented asset management company.

Mr. Lumpkins also serves as a Trustee of Howard University in Washington, D.C., and is the Chairman of its Finance Committee and a member of the Executive Committee.  He is also a Senior Advisor to Varde Partners, Inc., an asset management company specializing in alternative investments, and a member of the Advisory Board of Metalmark Capital, a private equity investment firm.

Mr. Lumpkins has more than 40 years of significant operational, management, financial and governance experience from a variety of positions in major international corporations, covering both developed and emerging countries, and service on public company boards in a wide range of industries.  He served as Vice Chairman of Cargill Inc., a commodity trading and processing company, from 1995 until his retirement in 2006.  In this role, Mr. Lumpkins was responsible for the oversight of major functions within the company, including Cargill’s investment in The Mosaic Company.  Mr. Lumpkins joined Cargill in 1968 and held various financial and line management positions.  He served as Cargill’s Chief Financial Officer from 1989 until 2005.

None of the foregoing companies or organizations are parents, subsidiaries or affiliates of Airgas.

Mr. Lumpkins received an M.B.A. from the Stanford Graduate School of Business and a B.S. in Mathematics from the University of Notre Dame.

Theodore B. Miller, Jr. 510 Bering Drive, Suite 310 Houston, TX 77057	58
Mr. Miller has been the President of 4M Investments, LLC, an international private investment company, since 2001.  He is also the founder, Chairman and majority shareholder of M7 Aerospace LP, a privately held aerospace service, manufacturing and technology company founded in 2003; founder, Chairman and majority shareholder of Intercomp Technologies, LLC, dba Intercomp Global Services, a privately held business process outsourcing company founded in 1994; and founder, Chairman and majority shareholder of Visual Intelligence, a privately held imaging technologies company founded in 2001.

Mr. Miller has extensive executive, financial and governance experience as a founder, significant shareholder, executive officer and director of both start-up companies and large public companies.  From 1996 to 2002, Mr. Miller was the Chairman and Chief Executive Officer of Crown Castle International Corp., a wireless communications company founded by Mr. Miller in 1995 that currently has an equity market capitalization in excess of $10 billion.  Mr. Miller served as a member of the board of directors of Affiliated Computer Services, Inc., from November 2008 until the acquisition of the company by Xerox Corporation in February 2010, and was the Chairman of the company’s Compensation Committee and a member of its Audit Committee, Special Litigation Committee and the Special Committee formed in connection with the approval of the 2010 Xerox transaction.

None of the foregoing companies or organizations are parents, subsidiaries or affiliates of Airgas.

Mr. Miller received a J.D. from Louisiana State University and a B.B.A. from the University of Texas.

Air Products considered the business and directorship experience of each of the Air Products Nominees set forth above in concluding that each of the Air Products Nominees would be suitable for election to the Airgas Board at the 2010 Annual Meeting.

Specifically, with respect to Mr. Clancey, Air Products noted Mr. Clancey’s significant executive and operational experience, as well as his exposure to a broad range of industries through his service on boards of companies in a variety of businesses.  Air Products considered that such executive experience is particularly important in the current context, as the Air Products Nominees will be running against a slate that includes Mr. McCausland, Airgas’s Chief Executive Officer, and their election may result in Mr. McCausland’s departure from the Airgas Board.  Air Products also noted Mr. Clancey’s experience as Chairman of Maersk, Inc. and Chairman of UST Inc.’s Nomination and Governance Committee and concluded that this experience would enable him to assess the corporate governance issues faced by the Airgas Board in evaluating the transaction proposed by Air Products and meaningfully participate in the Airgas Board’s deliberation of both the proposed transaction and the Airgas Board’s process for such deliberations.  Air Products further considered Mr. Clancey’s membership on the board of AT&T Capital at the time of its sale to Nomura Securities as additional evidence of his experience with sale transactions and his qualification to serve as a director during Airgas’s evaluation of the Offer.

Similarly, Air Products noted Mr. Lumpkins’ significant executive and operational experience at The Mosaic Company and Cargill, Inc., which Air Products concluded was appropriate in a nominee at this time for the reasons outlined above.  Air Products also noted Mr. Lumpkins’ financial experience, as evidenced by his past positions as the Chief Financial Officer of Cargill, Inc. and his current and past membership on various public company audit committees.  Air Products further noted Mr. Lumpkins’ experience as Chairman of The Mosaic Company, Vice Chairman of Cargill, Inc. and leadership of the corporate governance committees of The Mosaic Company and Ecolab, Inc. and concluded that this experience would also enable him to assess the governance issues currently faced by the Airgas Board in evaluating the offer and meaningfully participate in the relevant board deliberations.  Given his financial management experience, his positions with Varde Partners and Metalmark Capital, his past experience overseeing Cargill’s investment in The Mosaic Company and his past experience as Chief Financial Officer of Cargill (which Mr. Lumpkins has advised Air Products included oversight of its acquisitions strategy), Air Products concluded that Mr. Lumpkins is also well positioned to contribute to the Airgas Board’s discussions of valuation in this context.

With respect to Mr. Miller, Air Products considered Mr. Miller’s experience as a founder and significant shareholder of start-up companies, one of which, Crown Castle International Corp., grew to a large public company with a current market capitalization in excess of $10 billion.  Air Products found this experience particularly important given the influence of Mr. McCausland, Airgas’s founder, in the transaction process, and concluded that Mr. Miller would be well positioned to understand the unique relationship the Airgas Board has with the company’s founder in these circumstances.  Air Products further noted Mr. Miller’s recent service as a director of Affiliated Computer Services, Inc. (another public company whose founder continued to be active as a significant shareholder) and his service as a member of the special committee formed in connection with the company’s 2010 transaction with Xerox Corporation.  Air Products concluded that this experience would further enable him to assess the governance issues currently faced by the Airgas Board in evaluating the Offer and meaningfully participate in the relevant board deliberations.  In addition, Air Products considered Mr. Miller’s extensive executive and operational experience at various companies, and concluded that this was appropriate in a nominee at this time for the reasons outlined above.

Each of the Air Products Nominees has agreed to be named in this proxy statement, to stand for election to the Airgas Board and to serve as a director of Airgas, if elected.

Compensation of Airgas Directors

If elected to the Airgas Board, the Air Products Nominees will not receive any compensation or indemnification from Air Products for their service as directors of Airgas.

According to publicly available information as of the date of this proxy statement, if the Air Products Nominees are elected as directors of Airgas, as non-employee directors of Airgas each would receive from Airgas an annual retainer of $25,000, plus a fee of $1,500 for each Airgas Board or committee meeting attended, and stock option grants under Airgas’s equity incentive plans.  The chairmen of the Governance and Compensation Committee and the Finance Committee receive an additional $3,000 annual retainer, and the chairman of the Audit Committee receives an additional $5,000 retainer.  The cash component and the number of options granted is determined by the Governance and Compensation Committee of the Airgas Board.  According to Airgas’s proxy statement for the 2010 Annual Meeting, a majority of the directors’ compensation is in the form of stock options.  Airgas also reimburses its non-employee directors for their out-of-pocket expenses in connection with attendance at Airgas Board, committee and stockholder meetings, and other company business.  Non-employee directors of Airgas are eligible to participate in Airgas’s 2006 Equity Plan and the Airgas, Inc. Deferred Compensation Plan II.

Each of the Air Products Nominees, if elected, would be indemnified by Airgas for service as a director to the same extent indemnification is provided to other directors under Airgas’s Amended and Restated Certificate of Incorporation and By-Laws.  In addition, we believe that, upon election, the Air Products Nominees would be covered by Airgas’s officer and director liability insurance, if any, and be entitled to any other benefits made available to the other directors of Airgas.

All information regarding Airgas’s director compensation and benefits arrangements set forth in this proxy statement is derived solely from Airgas’s public filings with the SEC and Air Products disclaims any responsibility for the foregoing.

Arrangements between Air Products and the Air Products Nominees

Air Products has entered into a compensation agreement (the “Compensation Agreements”) and an indemnification agreement (the “Indemnification Agreements”) with each of the Air Products Nominees. Copies of the forms of Compensation Agreement and Indemnification Agreement are attached as Annexes D and E, respectively, to this proxy statement, and the following summaries are qualified in their entirety by reference to the full text of such agreements.

The Compensation Agreements provide that the Air Products Nominees shall provide information to Air Products from time to time regarding their background and experience as may be required by applicable SEC rules. Air Products has paid each Air Products Nominee $100,000 in consideration for his being named as an Air Products Nominee. In addition, Air Products has agreed to reimburse each Air Products Nominee for his reasonable and out-of-pocket travel and related expenses incurred in connection with his service as an Air Products Nominee.

The Indemnification Agreements provide that Air Products will indemnify each Air Products Nominee against any and all expenses, liabilities and losses reasonably incurred or suffered by the Air Products Nominee in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, asserted against, imposed upon, or incurred or suffered by the Air Products Nominee, directly or indirectly, resulting from, based upon, arising out of or relating to (i) serving as a director nominee; (ii) being a “participant in a solicitation” (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended) in connection with Air Products’ proxy solicitation regarding Airgas; or (iii) being otherwise involved in the proxy solicitation regarding Airgas as a nominee of Air Products, except to the extent such losses relate to acts or omissions not undertaken by the nominee in good faith, involving any intentional misconduct or, in the case of any criminal action or proceeding, that the nominee had reasonable cause to believe was unlawful. The Air Products Nominees’ rights under the Indemnification Agreements include the right to require Air Products to advance any and all expenses incurred by the Air Products Nominees in connection with any indemnifiable claim.

Additional Information Concerning the Air Products Nominees

The Air Products Nominees have also furnished additional miscellaneous information located under “Other Information—Participants in the Solicitation” and in Annex A as required by the SEC.

OTHER PROPOSALS

In addition to the Air Products Proposals, Airgas’s preliminary proxy statement indicates that two other matters will be voted upon at the 2010 Annual Meeting.  Please see Airgas’s proxy statement for a more detailed description of these proposals.

PROPOSAL 5: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

According to Airgas’s preliminary proxy statement, the Audit Committee of the Airgas Board has appointed KPMG LLP as Airgas’s independent registered public accounting firm to audit Airgas’s financial statements for the fiscal year ending March 31, 2011.  Airgas is asking Airgas’s stockholders to ratify such appointment.

AIR PRODUCTS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 5.

PROPOSAL 6: APPROVAL OF AMENDMENT TO THE AMENDED AND RESTATED 2003 EMPLOYEE STOCK PURCHASE PLAN

According to Airgas’s preliminary proxy statement, Airgas will present a proposal at the 2010 Annual Meeting to approve an amendment to Airgas’s Employee Stock Purchase Plan, which amendment provides for an increase in the aggregate number of shares of Airgas common stock reserved for issuance from 3,500,000 shares to 5,500,000 shares.  Adoption of the amendment requires approval by a majority of the outstanding shares of common stock present or represented and entitled to vote at the 2010 Annual Meeting.

AIR PRODUCTS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 6.

BACKGROUND OF THE SOLICITATION

In 2002, Air Products sold its U.S. packaged gas assets to Airgas, because, at that time, Air Products’ U.S. packaged gas business had limited breadth and scope. Since the sale of its U.S. packaged gas business, Air Products has focused its growth in other areas. During that same time period, Airgas expanded its U.S. packaged gas business through acquisitions. Air Products currently has a successful packaged gas business in Europe and other international markets, but does not have a U.S. packaged gas business.

Air Products regularly considers a variety of strategic options and transactions as part of the continuous evaluation of its businesses and plans in an effort to increase stockholder value. In recent years, as part of this process, Air Products has evaluated various alternatives for expanding its packaged gas business in North America, including through acquisitions. As part of that analysis, Air Products determined that packaged gas will be one of the important growth areas for Air Products, both within North America and in other regions.

Throughout 2009 and 2010, Air Products has considered re-entering the North American packaged gas market. Air Products decided that the most efficient way to expand into the North American packaged gas business was through an acquisition of Airgas.  An Air Products / Airgas combination would create one of the leading integrated companies in the industrial gas business, with highly competitive positions in all modes of supply and in the world’s important geographies. This combination would create the largest industrial gas company in North America and one of the largest globally — a leader with distinctive strengths and world-class competencies across all distribution channels and geographies.

On October 15, 2009, the Chief Executive Officers of Air Products, John E. McGlade, and Airgas, Peter McCausland, met at Airgas’s headquarters. Mr. McGlade suggested the meeting that week to discuss a business proposal. At the meeting, Mr. McGlade indicated that Air Products was interested in pursuing a business combination with Airgas in a stock-for-stock deal that would value Airgas at a substantial premium to its then market price and allow Airgas’s stockholders to share in the value created by the combination.

Mr. McGlade told Mr. McCausland that careful study had convinced Air Products’ managers and directors that joining forces with Airgas would create a premier industrial gas company. Through geographic and business diversification, cost savings, and highly complementary business capabilities, stockholders of both companies could expect to reap significant additional returns.

After hearing Mr. McGlade’s proposal, Mr. McCausland said that the timing was not right. In response, Mr. McGlade stressed that, in Air Products’ view, the best time for a transaction was now. Among other reasons: (i) the economy was emerging from a recession, which created a window to integrate the companies and achieve synergies at lower cost; (ii) Airgas is just beginning to implement SAP software systems — a time-consuming and expensive process — and Air Products could share its seven years of experience implementing SAP; and (iii) Airgas is likely to begin spending capital on an international infrastructure, a costly expense that would be made unnecessary by a merger with Air Products’ extensive global infrastructure. Accordingly, Mr. McGlade asked Mr. McCausland to discuss Air Products’ proposal with the Airgas Board and signaled his intent to put Air Products’ offer in writing. Mr. McCausland remained noncommittal but asked that nothing be sent to him in writing.

On October 29, 2009, Airgas publicly announced that its fiscal second quarter earnings were substantially lower than the prior-year quarter, and also lowered its future earnings guidance.

On October 31, 2009, one week before the Airgas Board was scheduled to hold its annual retreat, Mr. McGlade called Mr. McCausland to reaffirm Air Products’ commitment to a transaction and the expectation that the offer would be presented to, and duly considered by, the Airgas Board. Mr. McCausland responded that he doubted that the Airgas Board would view the proposal differently than he did and again asked that nothing be sent to him in writing.

Following this annual retreat, Mr. McCausland returned Mr. McGlade’s call. Mr. McCausland stated that the Airgas Board had no interest in exploring the proposal, and rejected the invitation to further discuss it.

On November 19, 2009, at a meeting of the board of directors of Air Products (the “Air Products Board”), Mr. McGlade reported on Airgas’s response to Air Products’ overture. At this meeting, Air Products’ financial and legal advisors discussed with Air Products’ management and the Air Products Board the options available to Air Products, including the risks associated with each of those options. The Air Products Board stressed that it strongly preferred a negotiated transaction with Airgas. The Air Products Board counseled patience and instructed Air Products’ management and its financial and legal advisors to take all actions necessary to attempt to pursue a negotiated transaction. After discussion and deliberation, the Air Products Board authorized Mr. McGlade to make a written offer to Airgas.

On November 20, 2009, Mr. McGlade sent a letter to Mr. McCausland setting out the basic terms of Air Products’ offer. In that letter, Air Products offered to acquire all of Airgas’s outstanding shares for $60 per Share in an all-stock transaction, equivalent to 0.7296 shares of Air Products common stock based on its then-current market price and representing a 27.5% premium to the market price of Airgas’s stock.

In his letter, Mr. McGlade reiterated what he had told Mr. McCausland orally: that combining Air Products’ global leadership in liquid bulk and tonnage gases with Airgas’s leadership in North American packaged gases would unleash faster earnings growth, both domestically and internationally. Mr. McGlade also wrote that Air Products was ready and willing to negotiate with Airgas if Airgas found the offer unsatisfactory. In particular, Air Products has consistently stated that it will share any additional value that Airgas identifies with Airgas’s stockholders.

In a November 25 letter, Mr. McCausland responded that the Airgas Board would meet in early December to consider Air Products’ offer and that Mr. McCausland would contact Mr. McGlade after the meeting.

On December 8, 2009, Mr. McCausland wrote to Mr. McGlade that the Airgas Board had considered Air Products’ offer and rejected it. According to Mr. McCausland, the Airgas Board concluded that Air Products was undervaluing Airgas and that Air Products’ stock was a “currency that [was] not attractive”. For those reasons, the Airgas Board was not interested in pursuing a deal. The Airgas Board also stated that it had no interest in continuing a dialogue between the two companies. Mr. McCausland told Mr. McGlade that the Airgas Board   “do[es] not believe that any purpose would be served” by having the companies or their advisors meet. The Airgas Board did not propose a counter-offer to Air Products’ original offer or tell Air Products why it valued Airgas’s stock so differently than the market. In the December 8 letter, Airgas also alleged certain conflicts of interest with respect to Air Products’ legal and financial advisors.

Air Products remained committed to pursuing an acquisition of Airgas that Air Products believed would maximize stockholder value and improve the performance of both companies. In a letter dated December 17, 2009, Mr. McGlade informed Mr. McCausland that, in a good faith effort to start discussions between the two companies, Air Products was raising its offer to $62 per Share. To address the Airgas Board’s stated concerns about the attractiveness of Air Products’ stock, and because of its strong preference for a negotiated transaction, Air Products also offered to fund up to half the purchase in cash. Air Products’ revised offer represented a 33% premium to Airgas’s closing price on the NYSE that day.

Mr. McGlade again communicated that Air Products would work flexibly with Airgas to reach a mutually acceptable deal, including on price: “If you believe that there is incremental value above and beyond our increased offer, we stand willing to listen and to understand your points on value with a view to sharing increased value appropriately with the Airgas shareholders.” Believing that a continued exchange of letters could not adequately communicate the details of and rationale for Air Products’ offer, Mr. McGlade requested a meeting among the Boards and advisors of each company “as soon as possible to explore additional sources of value in Airgas”. With respect to the alleged conflicts of interest, Air Products responded that before hiring its financial and legal advisors it had made certain that they had no conflicts in their ability to represent Air Products in a merger with Airgas.

Shortly thereafter, the Airgas Board rejected Air Products’ revised offer. On January 4, 2010, Mr. McCausland wrote to inform Mr. McGlade that the Airgas Board had met and concluded that Air Products was undervaluing Airgas. In his letter, Mr. McCausland stated: “[T]he Board is not interested in pursuing your company’s proposal and continues to believe that there is no reason to meet.”

On January 28, 2010, Airgas publicly announced that its fiscal third quarter earnings were below the lowest range of the earnings guidance it had given to the market, and also lowered its future earnings guidance.

Also on January 28, at a regularly scheduled meeting of the Air Products Board, Air Products’ management and financial and legal advisors updated the Air Products Board on the status of their attempts to engage in negotiations with Airgas. The Air Products Board discussed and considered that, notwithstanding the fact that Air Products had already raised its offer by $2 per Share and had substantially increased the cash component of the consideration mix to accommodate Airgas’s concerns, the Airgas Board continued to refuse to engage in discussions. Air Products’ management and financial and legal advisors discussed with the Air Products Board the options available to Air Products in light of the Airgas Board’s refusal to engage, including the risks and costs associated with a public process. The Air Products Board further discussed with management, and Air Products’ financial and legal advisors, that a negotiated transaction remained its overriding preference and that a public offer to Airgas’s stockholders should only be made as a last resort. In a further attempt to convince the Airgas Board to engage, the Air Products Board, after receiving the advice of Air Products’ management and financial and legal advisors, determined that Air Products’ next offer to Airgas should be an all-cash offer.

On February 1, Air Products’ advisors made a final attempt to persuade the Airgas Board, through its advisors, to engage in discussions. Airgas’s legal advisors responded that the Airgas Board’s position on a meeting with Air Products had not and would not change. Airgas’s financial advisors responded that there is a regularly-scheduled meeting of the Airgas Board set for the next week, but refused to reveal the date for which the Board meeting was actually scheduled and gave no indication that the Airgas Board would be addressing Air Products’ repeated proposals. None of Air Products’ advisors suggested a willingness to meet with Air Products or its advisors or to otherwise discuss the possibility of a transaction.

On February 4, 2010, Air Products sent a letter to Mr. McCausland and the Airgas Board reiterating its proposal to combine with Airgas. Because of the increased costs associated with a non-negotiated deal, and because the offer was an all-cash offer with committed financing from JPMorgan Chase Bank, N.A. (which entails additional costs such as financing commitment fees), Air Products offered $60 per Share in cash. At $60 per Share, the offer represented a 38% premium to Airgas’s pre-offer market value. Because of the Airgas Board’s unwillingness to engage, Air Products made a public announcement of its offer.

The full text of the letter is set forth below.

February 4, 2010

Mr. Peter McCausland
Chairman, President and CEO
Airgas, Inc.
259 North Radnor-Chester Road, Suite 100
Radnor, PA 19087-5283

Dear Peter:

As you know, we have been trying for the last four months to engage Airgas in friendly discussions regarding a business combination. We are deeply disappointed that you and your board have rejected out of hand two written offers providing your shareholders substantial premiums. In our prior correspondence, we clearly and repeatedly stated our flexibility as to both value and form of consideration, yet you have continued to refuse even to discuss our offers. Your unwillingness to engage has delayed the ability of your shareholders to receive a substantial premium. We remain committed to completing this transaction, and we have therefore decided to inform your shareholders of our offer to expedite the process.

Air Products is prepared to proceed with a fully financed, all-cash offer for all Airgas shares at $60.00 per share, which reflects a premium of 38% to Airgas’ closing price today of $43.53 and 18% above its 52-week high. In addition to a substantial premium, Airgas shareholders will benefit from immediate liquidity in an uncertain economic environment through an offer which we believe fully values Airgas’ complementary capabilities and long-term growth prospects.

Bringing together our complementary skills and strengths will create one of the world’s leading integrated industrial gas companies. Combining Air Products’ global leadership in liquid bulk and tonnage gases with Airgas’ leadership in U.S. packaged gases will create the largest industrial gas company in North America and one of the largest globally — a leader with distinctive strengths and world-class competencies across all distribution channels and geographies. While we have a strong and profitable packaged gas business in Europe and other key international markets, we do not have a position in the U.S. packaged gas business where Airgas is the market leader. As part of this uniquely compelling combination, Airgas would be well positioned to achieve higher growth than it could achieve on a stand-alone basis.

We do not believe there are any significant financial or regulatory impediments to your shareholders’ timely realization of this substantial cash premium. We have secured committed financing from J.P. Morgan to complete the offer and are committed to maintaining a robust capital structure. We have also thoroughly considered the regulatory issues related to this combination and are prepared to make appropriate divestitures, none of which we expect to be material.

The strategic and industrial logic of this combination is clear, and we are confident that an Air Products/Airgas combination would create greater value than Airgas or Air Products could each achieve on its own. There are many advantages to consummating this combination now, including:

●	The opportunity to improve growth, returns and cash generation.

●
Substantial cost synergies, which are expected to yield savings of $250 million annually when fully realized, primarily related to reductions in overhead and public company costs, supply chain efficiencies, and better utilization of infrastructure.

●
The ability to leverage Airgas’ extensive U.S. sales force and packaged gases skills, and to build on the foundation of Air Products’ global presence and infrastructure, to accelerate growth both domestically and internationally.

●
An integrated platform better able to capture economies of scale from extensive engineering, operations and back office capabilities with a much greater reach and ability to provide better overall customer service.

●
Air Products’ presence in all of the world’s key industrial gas markets, increased cash flow and greater access to capital would allow Airgas to achieve international expansion far faster and at a much lower cost, while accelerating its growth through acquisitions.

We believe the timing for this combination is ideal. The economy is just beginning to emerge from recession, and together we would be able to take full advantage of the substantial growth potential, economies of scale, and synergies unique to this transaction. You have made clear your international growth aspirations, which will require significant time and expense to build out on your own. Air Products has the global infrastructure in place that would allow you to achieve your goals faster and better. Airgas is also just in the initial stages of implementing SAP, and our demonstrated expertise in this area would greatly reduce the time, expense and disruption associated with this vital rollout.

Bringing our two companies together would also benefit employees, customers and the communities in which we operate. We highly value the talented operating team at Airgas, which would benefit greatly from the expanded opportunities and resources available as part of a larger and stronger global U.S. company headquartered in Pennsylvania — with significantly greater long-term growth prospects than a stand-alone Airgas. Your customers would benefit from a more robust product offering from a company with expanded resources and global scope.

Peter, let me reemphasize as I have in past discussions that Air Products is fully committed to the successful completion of this compelling transaction. Your continuing refusal to engage with us will serve only to further delay your shareholders’ ability to receive a substantial all-cash premium. While we would strongly prefer to proceed through friendly negotiations, you should not doubt our resolve to take the necessary actions to complete this transaction. We would welcome the opportunity to meet with you or with any special committee of your independent directors which has been or will be formed to consider our offer, as well as their independent financial and legal advisors. Finally, we reiterate our willingness to reflect in our offer any incremental value you can demonstrate.

Very Truly Yours,
John E. McGlade
Chairman, President and Chief Executive Officer

cc: Airgas Board of Directors

On February 4, 2010, Air Products also commenced litigation against Airgas and the members of the Airgas Board in the Court of Chancery in the State of Delaware. The Delaware Action is described in more detail under “Certain Litigation”.

On February 5, 2010, Airgas issued a press release stating that the Airgas Board would review Air Products’ proposal with its financial and legal advisors and advising its stockholders to take no action at that time. In response to Air Products’ public offer, Airgas commenced litigation against Air Products’ legal advisors, Cravath, Swaine & Moore LLP, in the Court of Common Pleas, Philadelphia County, Pennsylvania. The Pennsylvania Action is described in more detail under “Certain Litigation”.

On February 9, 2010, the Court of Common Pleas, Philadelphia County, Pennsylvania denied Airgas’s motion in the Pennsylvania Action for a special injunction that would have prohibited Cravath from advising Air Products in connection with the Offer and scheduled an evidentiary hearing on Airgas’s motion for a preliminary injunction in the Pennsylvania Action for February 16, 2010.

On February 9, 2010, an Airgas stockholder commenced a putative class action lawsuit against Airgas and the members of the Airgas Board in the Court of Chancery in the State of Delaware. The Airgas Stockholder Class Action is described in more detail under “Certain Litigation”.

Also on February 9, 2010, Mr. McCausland sent a letter to Mr. McGlade stating that the Airgas Board had rejected Air Products’ proposal to acquire Airgas for a purchase price in cash of $60.00 per Share. On the same day, Airgas issued a press release which included the contents of the letter.

Because of the Airgas Board’s continued refusal to engage in any discussions with Air Products, on February 11, 2010, Air Products made a direct appeal to Airgas’s stockholders and commenced the Offer.

On March 1, 2010, Lawrence S. Smith, a member of the Air Products Board, contacted John van Roden, a member of the Airgas Board, by telephone to reiterate Air Products’ invitation to meet to discuss the Offer.  Mr. van Roden declined to engage with Mr. Smith on the matter.

On March 11, 2010, Air Products sent a letter to Mr. Lee M. Thomas, an independent director of Airgas and the Chair of the Governance and Compensation Committee of the Airgas Board.  The full text of the letter is set forth below.

11 March 2010
Mr. Lee M. Thomas
Chair, Governance and Compensation Committee
Board of Directors
Airgas, Inc.
259 North Radnor-Chester Road, Suite 100
Radnor, PA 19087-5283

Dear Mr. Thomas:

We continue to believe that it is in the best interests of Airgas, Inc.’s shareholders for Air Products and Airgas to meet to discuss the merits of our outstanding offer to acquire Airgas’s common stock for $60.00 per share in cash.  While you have repeatedly declined our invitations to meet, we believe a frank, private exchange of views is far superior to the expense and delay inherent in the current public process around our offer.  We hope that you will reconsider your position regarding our invitation to meet.

If you do not agree with us that a meeting would advance the interests of your shareholders, we request that you act now to establish a process that will permit your shareholders to consider our offer in a manner that is consistent with their rights and with your and our respective obligations of good corporate governance.

Fundamentally, shareholders are entitled to know when they will be permitted to vote for directors who support or oppose our offer.  Shareholders are also entitled to know that their votes will have meaning.  Accordingly, Airgas’s Board of Directors should agree to hold the 2010 annual shareholder meeting no later than August 18, 2010 (the one year anniversary of the 2009 annual shareholder meeting).  The Board should also agree that if a director is nominated by the Board, but not elected by shareholders at the 2010 annual meeting, the Board will not reappoint that former director to the Board for at least three years, when the relevant class is next up for election.

We think it would benefit the shareholders of both companies to address these issues up front by agreement rather than through the expensive and distracting process of seeking resolution in the Delaware courts.  We are confident that a fair shareholder process is of paramount importance to you.  We look forward to your agreement and request the courtesy of a reply by March 18, 2010.

Very Truly Yours,

/s/ John E. McGlade

cc:  Airgas, Inc. Board of Directors

On March 15, 2010, Mr. Thomas responded to Mr. McGlade’s letter on behalf of the Airgas Board.  In his letter, Mr. Thomas declined the invitation to meet with Air Products and did not agree to the proposals made in Mr. McGlade’s letter.  He also asked Air Products to direct all future correspondence to Airgas’s Chairman, Mr. McCausland.

On April 1, 2010, Air Products announced that it had extended the expiration date of the Offer to midnight, New York City time, on June 4, 2010.

On May 13, 2010, Air Products gave notice to Airgas, as required by Airgas’s By-Laws, of its intention to nominate the Air Products Nominees for election at the 2010 Annual Meeting and to propose the other Air Products Proposals for action at the 2010 Annual Meeting.  Air Products further notified Airgas that it intended to solicit proxies for the election of the Air Products Nominees and the approval of the other Air Products Proposals.  On the same day, representatives of Cravath telephoned Airgas’s legal counsel to inform them of the delivery of notice of Air Products’ nominations and proposals and to reiterate that Air Products continued to be willing to meet with Airgas to discuss the Offer.  Airgas’s counsel advised Air Products’ counsel that the Airgas Board had previously determined that it did not believe there was any reason to meet to negotiate regarding the Offer but that Air Products’ request to meet would be communicated to the Airgas Board.  On May 26, 2010, Airgas announced that the Airgas Board had once again determined not to meet with Air Products.

On June 1, 2010, Air Products announced that it had extended the expiration date of the Offer to midnight, New York City time, on August 13, 2010.

On July 8, 2010, Air Products announced that it had increased the Offer to $63.50 per Share in cash.

On July 9, 2010, Air Products sent a letter to the Airgas Board indicating that it had increased the Offer and inviting the Airgas Board to engage in discussions with Air Products.  The full text of the letter is set forth below.

9 July 2010

Board of Directors
Airgas, Inc.
259 North Radnor-Chester Road, Suite 100
Radnor, PA 19087-5283

Ladies and Gentlemen:

After months of discussion with Airgas shareholders where we listened to their questions and received their feedback on our offer, we announced yesterday an increased offer for all outstanding shares of Airgas from $60.00 to $63.50 per share.  This offer exceeds the value Airgas could produce for shareholders through execution of your current business plan – even assuming Airgas can meet the earnings projections it has made to investors over the past months, including for the most recent quarter ended June 30, 2010.

Since last November when we first approached Airgas regarding a business combination, the outlook for economic growth in the U.S. has weakened.  Your shareholders now face substantially more uncertainty regarding both market conditions and the ability of Airgas to deliver on its long-term plan.  Given this reality, the certainty of an all-cash offer at a substantial premium is more attractive than ever before. As you know, our offer is fully backed by committed financing. We have been in discussions with the FTC for several months and are convinced based on these discussions that there are no regulatory impediments to a prompt consummation of our proposed transaction.

Now is the time for you and your advisors to sit down with us to discuss completing the transaction in the best interests of the shareholders of both companies. We believe shareholders holding more than 50% of the publicly traded shares of Airgas support our proposed combination – and at the higher price we would expect this support to increase further. As noted in our letter to Mr. Thomas on March 11, 2010, a frank, private exchange of views is far superior to the expense and delay inherent in the current public process around our offer. We and our advisors are prepared to begin working with you immediately to conclude a transaction.

Sincerely,

          /s/ John E. McGlade

ABOUT THE OFFER

On February 11, 2010, Purchaser commenced an offer to purchase all outstanding Shares for $60.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal.  On July 8, 2010, Purchaser increased the offer price to $63.50 per Share, net to the seller in cash, without interest and less any required withholding taxes.  The purpose of the Offer is to acquire control of, and the entire equity interest in, Airgas.  Air Products currently intends, as soon as practicable following consummation of the Offer, to seek to have Airgas consummate a second-step merger of Purchaser or another wholly-owned subsidiary of Air Products with and into Airgas, pursuant to which each then-outstanding share of Airgas common stock (other than shares of Airgas common stock held by Air Products, Purchaser or Airgas or any of their respective subsidiaries or by the Airgas stockholders who perfect appraisal rights under Delaware law, to the extent available) will be converted into the right to receive the same amount of cash per Share that the holders thereof would have received had they tendered their Shares in the Offer.  The Offer will expire at midnight, New York City time, on August 13, 2010, unless extended.

The Offer is subject to the satisfaction of certain conditions, some of which may be influenced by actions of the Airgas Board, including the following:

●
there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, which, together with the Shares then owned by Air Products and its subsidiaries (including Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis;

●
the Airgas Board redeeming the associated preferred stock purchase rights or Air Products and Purchaser being satisfied, in our sole discretion, that the rights have been invalidated or are otherwise inapplicable to the Offer and the merger of Airgas and Air Products (or one of our subsidiaries) as described in the Offer to Purchase;

●
the Airgas Board having approved the Offer and the Proposed Merger under Section 203 of the Delaware General Corporation Law or our being satisfied, in our sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger;

●
the Airgas Board having approved the Offer and the Proposed Merger under Article 6 of Airgas’s Amended and Restated Certificate of Incorporation or our being satisfied, in our sole discretion, that Article 6 of the Airgas Certificate is inapplicable to the Offer and the Proposed Merger;

●
the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares under the Offer having expired or been terminated as described in the Offer to Purchase; and

●
Airgas not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Air Products’ ability to acquire Airgas or otherwise diminishing the expected value to Air Products of the acquisition of Airgas (it being understood that Air Products will make all determinations relating to this condition in its reasonable judgment).

The Offer is also subject to additional conditions set forth in the Offer to Purchase.

For a complete description of the terms of the Offer, including conditions of the Offer and certain federal income tax consequences of the Offer and the Proposed Merger, Airgas’s stockholders are referred to the Schedule TO filed by Air Products and Purchaser with the SEC, including the Offer to Purchase and the accompanying Letter of Transmittal, which are incorporated by reference herein.  Stockholders are advised to read the Schedule TO, including the Offer to Purchase, the Letter of Transmittal and other documents filed with the SEC, carefully in their entirety because they contain important information about the proposed transaction.  Stockholders can obtain free copies of these documents through the website maintained by the SEC at  http:///www.sec.gov .  The Offer to Purchase and related materials may also be obtained for free by contacting the Information Agent for the Offer, MacKenzie Partners, Inc., at 105 Madison Avenue, New York, New York 10016, or by telephone at 212-929-5500 or toll-free at 800-322-2885.

VOTING PROCEDURES

The accompanying GOLD proxy card will be voted in accordance with your instructions. You may submit a proxy in favor of the Air Products Proposals by telephone, by Internet, or by simply signing, dating and returning the enclosed  GOLD  proxy card in the postage-paid envelope provided.

If your shares of Airgas common stock are held in “street name” by a bank, brokerage firm or other holder of record, you must follow the instructions set forth in the voting instruction card to instruct them how to vote your shares.

The Election of Directors Proposal (Proposal 1). You may have your shares voted FOR the entire slate of Air Products Nominees to fill the three Airgas Board seats up for election by marking the box titled “FOR ALL NOMINEES” under Proposal 1 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may withhold your vote for the entire slate by marking the box titled “WITHHELD FROM ALL NOMINEES” under Proposal 1 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may withhold your vote from any one or more of the Air Products Nominees by marking the box titled “FOR ALL NOMINEES” under Proposal 1 and writing down the number corresponding to the name of any such Air Products Nominee for whom you are withholding your vote in the space provided on the enclosed GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also submit a proxy by telephone or by the Internet by following the instructions set forth in the enclosed  GOLD  proxy card.  If your GOLD proxy card is signed and dated but no direction is given with respect to the Election of Directors Proposal, your shares will be voted FOR the election of each of the Air Products Nominees.

Air Products strongly recommends a vote “FOR” the Air Products Nominees to fill the three Airgas Board seats up for election at the 2010 Annual Meeting.

The Director Eligibility Proposal (Proposal 2). You may have your shares voted FOR the Director Eligibility Proposal by marking the box titled “FOR” under Proposal 2 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may have your shares voted against the Director Eligibility Proposal by marking the box titled “AGAINST” under Proposal 2 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may abstain from voting with respect to the Director Eligibility Proposal by marking the box titled “ABSTAIN” under Proposal 2 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also submit a proxy by telephone or by the Internet by following the instructions set forth in the enclosed GOLD   proxy card.  If your GOLD proxy card is signed and dated but no direction is given with respect to the Director Eligibility Proposal, your shares will be voted FOR the Director Eligibility Proposal.

Air Products strongly recommends a vote “FOR” the Director Eligibility Proposal.

The January Annual Meeting Proposal (Proposal 3). You may submit a proxy FOR the January Annual Meeting Proposal by marking the box titled “FOR” under Proposal 3 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may have your shares voted against the January Annual Meeting Proposal by marking the box titled “AGAINST” under Proposal 3 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may abstain from voting with respect to the January Annual Meeting Proposal by marking the box titled “ABSTAIN” under Proposal 3 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also submit a proxy by telephone or by the Internet by following the instructions set forth in the enclosed  GOLD  proxy card.  If your GOLD proxy card is signed and dated but no direction is given with respect to the January Annual Meeting Proposal, your shares will be voted FOR the January Annual Meeting Proposal.

Air Products strongly recommends a vote “FOR” the January Annual Meeting Proposal.

The Restoration of the By-Laws Proposal (Proposal 4). You may have your shares voted FOR the Restoration of the By-Laws Proposal by marking the box titled “FOR” under Proposal 4 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may have your shares voted against the Restoration of the By-Laws Proposal by marking the box titled “AGAINST” under Proposal 4 on the enclosed GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may abstain from voting with respect to the Restoration of the By-Laws Proposal by marking the box titled “ABSTAIN” under Proposal 4 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also submit a proxy by telephone or by the Internet by following the instructions set forth in the enclosed  GOLD proxy card.  If your GOLD proxy card is signed and dated but no direction is given with respect to the Restoration of the By-Laws Proposal, your shares will be voted FOR the Restoration of the By-Laws Proposal.

Air Products strongly recommends a vote “FOR” the Restoration of the By-Laws Proposal.

Ratification of the Selection of KPMG LLP as Airgas’s Independent Registered Public Accounting Firm (Proposal 5).  You may have your shares voted FOR Proposal 5 by marking the box titled “FOR” under Proposal 5 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may have your shares voted against Proposal 5 by marking the box titled “AGAINST” under Proposal 5 on the enclosed GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may abstain from voting with respect to Proposal 5 by marking the box titled “ABSTAIN” under Proposal 5 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also submit a proxy by telephone or by the Internet by following the instructions set forth in the enclosed  GOLD proxy card.  If your GOLD proxy card is signed and dated but no direction is given with respect to Proposal 5, your shares will be voted FOR Proposal 5.

Air Products makes no recommendation with respect to Proposal 5.

Approval of Amendment to the 2003 Employee Stock Purchase Plan (Proposal 6).  You may have your shares voted FOR Proposal 6 by marking the box titled “FOR” under Proposal 6 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may have your shares voted against Proposal 6 by marking the box titled “AGAINST” under Proposal 6 on the enclosed GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may abstain from voting with respect to Proposal 6 by marking the box titled “ABSTAIN” under Proposal 6 on the enclosed  GOLD  proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also submit a proxy by telephone or by the Internet by following the instructions set forth in the enclosed  GOLD proxy card.  If your GOLD proxy card is signed and dated but no direction is given with respect to Proposal 6, your shares will be voted FOR Proposal 6.

Air Products makes no recommendation with respect to Proposal 6.

Other Proposals to be Considered at the 2010 Annual Meeting. Air Products does not know of any other business that will be presented at the 2010 Annual Meeting. If any other matters properly come before the 2010 Annual Meeting but are not known a reasonable time prior to this solicitation, your proxies will vote on such matters in their best judgment in relation to such business.  You will not be able to choose how your shares will be voted with respect to such business.

Revocation of Proxies

You may revoke or change your proxy instructions at any time prior to the vote at the 2010 Annual Meeting by:

1.	submitting a later-dated proxy by telephone or the Internet as to how you would like your Airgas shares voted (instructions are on your GOLD proxy card);

2.
submitting a properly executed, later-dated GOLD proxy card that will revoke all proxies submitted by telephone, by Internet or by prior proxy cards or voting instruction cards, including Airgas’s  WHITE  proxy cards or voting instruction cards;

3.
attending the 2010 Annual Meeting and revoking any previously submitted proxy by voting in person (although attendance at the 2010 Annual Meeting will not in and of itself constitute revocation of a proxy); or

4.
delivering written notice of revocation either to Air Products c/o MacKenzie Partners (“MacKenzie”) at 105 Madison Avenue, New York, New York 10016 or the corporate secretary of Airgas at 259 North Radnor-Chester Road, Suite 100, Radnor, Pennsylvania 19087, or any other address provided by Airgas.

Please note that if your shares of Airgas common stock are held in “street name” by a bank, brokerage firm or other holder of record, you must follow the instructions set forth in the voting instruction cards to vote or revoke your earlier vote.

Although a revocation is effective if delivered to Airgas by a holder of Airgas common stock as of the close of business on the Record Date, Air Products recommends that either the original or a copy of any revocation be mailed to MacKenzie at the address listed above, so that Air Products will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of the Air Products Nominees to the Airgas Board and approval of the other Air Products Proposals have been received. Air Products or MacKenzie may contact the Airgas stockholders who have revoked their proxies.

APPRAISAL RIGHTS

The Airgas stockholders are not entitled to appraisal rights under Delaware law in connection with the Air Products Proposals or this proxy statement.

CERTAIN LITIGATION

Delaware Action.  On February 4, 2010, Air Products commenced litigation against Airgas and the members of the Airgas Board in the Court of Chancery of the State of Delaware. In the action, captioned Air Products and Chemicals, Inc. v. Airgas, Inc., et. al., Civil Action No. 5249 (the “Delaware Action”), Air Products seeks, among other things, an order:

●
declaring that Airgas’s directors breached their fiduciary obligations to Airgas’s stockholders under Delaware law by refusing to negotiate with Air Products and to inform themselves of the potential parameters of Air Products’ prior offers to acquire Airgas, and by failing to form a special committee of independent directors, with independent advisors, to consider and negotiate Air Products’ prior offer to acquire Airgas;

●
compelling Airgas’s directors to form a special committee of Airgas’s independent directors, with its own independent financial and legal advisors, to reasonably consider and negotiate the proposed transaction, in good faith;

●
enjoining Airgas’s directors from engaging in any action or inaction that has the effect of improperly impeding, thwarting, frustrating or interfering with the proposed transaction with Air Products in a manner inconsistent with their fiduciary duties; and

●
enjoining Airgas and its employees, agents and all persons acting on its behalf or in concert with it from taking any action that has the effect of impeding Air Products’ efforts to acquire control of Airgas, in violation of their respective fiduciary duties to Airgas’s stockholders.

A copy of the complaint filed in the Delaware Action was filed with the SEC as Exhibit 99.2 to the Form 8-K filed by Air Products on February 5, 2010.  On February 11, 2010, Air Products filed an amended complaint that included additional facts and allegations relevant to Air Products’ claims.

On March 5, 2010, the Court of Chancery of the State of Delaware declined to disqualify Cravath, Swaine & Moore LLP (“Cravath”) from representing Air Products in connection with the Offer, as sought by Airgas because of certain limited representation by Cravath of Airgas in the past.

On March 29, 2010, the Court of Chancery of the State of Delaware ordered a coordinated schedule for the Delaware Action and the related consolidated stockholder litigation that schedules a trial for October 4, 2010 to October 8, 2010.

Pennsylvania Action.  On February 5, 2010, Airgas commenced litigation against Cravath in the Court of Common Pleas of Philadelphia County, Pennsylvania. In the action, captioned as Airgas, Inc. v. Cravath, Swaine & Moore LLP, Civil Action No. 000857, February Term, 2010 (the “Pennsylvania Action”), Airgas sought, among other things, an order requiring Cravath to withdraw from its representation of Air Products in connection with the Offer based on Cravath’s past representation of Airgas in connection with certain financing transactions and unspecified punitive and other damages.

On February 9, 2010, the Court of Common Pleas, Philadelphia County, Pennsylvania denied Airgas’s motion in the Pennsylvania Action for a special injunction that would have prohibited Cravath from advising Air Products in connection with the Offer and scheduled an evidentiary hearing on Airgas’s motion for a preliminary injunction in the Pennsylvania Action for February 16, 2010.

On February 12, 2010, the Pennsylvania Action was removed to the United States District Court for the Eastern District of Pennsylvania, captioned as Airgas, Inc. v. Cravath, Swaine & Moore LLP, Civil Action No. 10-612 (the “Federal Action”).  On February 22, 2010 the federal court granted Cravath’s motion to stay the Federal Action in order to allow the Delaware court to determine whether Cravath is disqualified from representing Air Products in the Delaware Action.  On May 26, 2010, the federal court stayed all discovery and scheduled a status and scheduling conference for October 15, 2010.

Airgas Stockholder Class Action.  On February 9, 2010, an Airgas stockholder commenced a putative class action lawsuit against Airgas and the members of the Airgas Board in the Court of Chancery in the State of Delaware. In the action, captioned Hollywood Police Officers’ Retirement System v. Airgas, Inc., et al., Civil Action No. 5256 (the “Hollywood Police Officers’ Class Action”), the plaintiff alleges, among other things, that the Airgas Board violated its fiduciary duties to Airgas stockholders and “effectively disenfranchised” Airgas stockholders by “spurning Air Products’ overtures, and taking other defensive measures”. On behalf of all Airgas stockholders, the plaintiff seeks relief that includes an order declaring that the Airgas directors breached their fiduciary duties and requiring the Airgas Board to conduct an auction of Airgas and/or a market-check of Airgas’s value.

On February 9, 2010, an Airgas stockholder commenced a putative class action lawsuit against Airgas and the members of the Airgas Board in the Court of Chancery in the State of Delaware. In the action, captioned Montgomery County Employees’ Retirement Fund v. Peter McCausland, et al., Civil Action No. 5259 (the “Montgomery Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board violated its fiduciary duties to Airgas stockholders by refusing to consider Air Products’ overtures. On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, an order directing the Airgas Board to evaluate alternatives to maximize value and enjoining the members of the Airgas Board “from taking any further action designed to frustrate any potential transaction that would maximize shareholder value”.

On February 9, 2010, an Airgas stockholder commenced a putative class action lawsuit against the members of the Airgas Board in the Court of Chancery in the State of Delaware. In the action, captioned Policemen’s Annuity and Benefit Fund of Chicago v. Peter McCausland, et al., Civil Action No. 5263 (the “Chicago Policemen’s Stockholder Class Action”), the plaintiff alleges that the Airgas Board violated its fiduciary duties to Airgas stockholders by, among other things, failing to discuss Air Products’ offer with Air Products. On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, an order declaring that the Airgas directors breached their fiduciary duties and requiring the Airgas Board to form a special committee of independent directors to consider and negotiate Air Products’ proposal, and other potential proposals, in good faith.

On February 9, 2010, an Airgas stockholder commenced a putative class action lawsuit against the members of the Airgas Board in the Court of Chancery in the State of Delaware. In the action, captioned City of Pontiac General Employees’ Retirement System and City of Pontiac Policemen’s & Firemen’s Retirement System v. Peter McCausland, et al., Civil Action No. 5262 (the “Pontiac Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board has breached its fiduciary duties.  On behalf of all Airgas stockholders, the plaintiff seeks, among other things, an order declaring that the Airgas directors breached their fiduciary duties and enjoining the Airgas Board from refusing to respond in good faith to acquisition offers that would maximize value and from taking further defensive measures that would render completing the acquisition more burdensome or expensive for a potential acquirer.

On February 10, 2010, an Airgas stockholder commenced a putative class action lawsuit against Airgas and the members of the Airgas Board in the Court of Chancery in the State of Delaware. In the action, captioned Louisiana Municipal Police Employees’ Retirement System v. Airgas, Inc., et al., Civil Action No. 5264 (the “Louisiana Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board violated its fiduciary duties to Airgas stockholders by failing to consider Air Products’ proposals and failing to form a special committee to evaluate the transaction. On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, a declaration that the Airgas directors breached their fiduciary duties and an injunction to prevent the Airgas directors “from placing their own interests ahead of the interests of [Airgas] and its shareholders” or initiating defensive measures that would inhibit the Board’s ability to maximize value.

On February 16, 2010, an Airgas stockholder commenced a putative class action lawsuit against the members of the Airgas Board in the Court of Chancery in the State of Delaware. In the action, captioned Plumbers’ Union Local No. 12 Pension Fund v. W. Thacher Brown, et al., Civil Action No. 5271 (the “Plumbers’ Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board violated its fiduciary duties to Airgas stockholders by “disenfranchising” Airgas’s stockholders and failing to consider Air Products’ proposals. On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, an order declaring that the Airgas directors breached their fiduciary duties and directing the Airgas directors “to refrain from advancing their own interests at the expense of Airgas or its shareholders” and invalidating or directing Airgas to redeem the Rights.

On February 23, 2010, an Airgas stockholder commenced a putative class action lawsuit against Airgas and the members of the Airgas Board in the Court of Chancery in the State of Delaware.  In the action, captioned Steven L. Berzner v. Peter McCausland, et al., Civil Action No. 5282 (the “ Berzner Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board violated its fiduciary duties to Airgas stockholders. On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, an order directing the Airgas directors to fulfill their fiduciary duties by undertaking an evaluation of alternatives to maximize value for Airgas’s stockholders and enjoining them “from taking any further action designed to frustrate any potential transaction that would maximize shareholder value”.

On March 2, 2010, the Delaware court consolidated these stockholder class actions into one action, captioned In re Airgas, Inc. Stockholder Litigation, Civil Action No. 5256. On March 3, 2010, co-lead plaintiffs Montgomery County Employees’ Retirement Fund, City of Pontiac General Employees’ Retirement System, City of Pontiac Police & Fire Retirement System, Policemen’s Annuity and Benefit Fund of Chicago, and Plumbers Union Local No. 12 Pension Fund, filed a Verified Amended Class Action Complaint in the action. Co-lead plaintiffs seek an order directing the Airgas directors to fulfill their fiduciary duties by undertaking an appropriate evaluation of alternatives to maximize value for Airgas’s stockholders, and enjoining them “from taking any further action designed to frustrate any potential transaction that would maximize shareholder value”. On March 29, 2010, the Court of Chancery of the State of Delaware ordered a coordinated schedule for the consolidated stockholder litigation and the Delaware Action that schedules a trial for October 4, 2010 to October 8, 2010.

OTHER INFORMATION

Transactions between Air Products and Airgas

Air Products is a party to numerous commercial arrangements, as both a buyer and a seller, with Airgas, under which the parties engaged in transactions having a total value of approximately $77 million in calendar year 2008 and approximately $74 million in calendar year 2009. These arrangements include a long-term take-or-pay supply agreement, in effect until 2017, pursuant to which Air Products supplies Airgas with bulk oxygen, nitrogen, argon, hydrogen, and helium. In each of calendar years 2008 and 2009, Airgas’s purchases under this contract totaled approximately $70 million.

Participants in the Solicitation

Air Products, Purchaser and the Air Products Nominees are participants in the solicitation.  Purchaser is a Delaware corporation incorporated on February 8, 2010, with principal executive offices at 7201 Hamilton Boulevard, Allentown, Pennsylvania, 18195-1501. The telephone number of Purchaser’s principal executive offices is (610) 481-4911. To date, Purchaser has engaged in no activities other than those incidental to its formation and the commencement of the Offer. Purchaser is a wholly-owned subsidiary of Air Products.

Air Products is a Delaware corporation incorporated in Michigan on October 1, 1940 and reincorporated in Delaware on May 25, 1961 with principal executive offices at 7201 Hamilton Boulevard, Allentown, Pennsylvania, 18195-1501. The telephone number of Air Products’ principal executive offices is (610) 481-4911. Air Products serves technology, energy, industrial and healthcare customers globally with a unique portfolio of products, services and solutions that include atmospheric gases, process and specialty gases, performance materials, equipment and services.  As of the date of this proxy statement, Air Products beneficially owns 1,508,255 shares of Airgas common stock, representing approximately 1.8% of the outstanding shares of Airgas common stock. Air Products acquired these shares in the following ordinary brokerage transactions:

	Number of Shares	Average Purchase Price
Date of Purchase	Purchased	per Share

January 20, 2010	71,730	$48.82
January 21, 2010	144,700	$49.25
January 22, 2010	127,601	$48.49
January 25, 2010	80,525	$48.52
January 26, 2010	74,231	$48.35
January 27, 2010	151,468	$47.26
January 28, 2010	124,400	$47.09
January 29, 2010	516,500	$43.77
February 1, 2010	122,100	$44.49
February 4, 2010	95,000	$43.85

No part of the purchase price or market value of these shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares.  Within the last two years, neither Air Products nor Purchaser has sold any shares of Airgas common stock.

Air Products and Purchaser intend to vote all their shares of Airgas common stock “FOR” the Air Products Proposals.

Except as otherwise disclosed in this proxy statement, since April 1, 2009, there has not been and there is no currently proposed transaction or series of transactions, in which Airgas was or is to be a participant and the amount involved exceeds $120,000 and in which Air Products, or, to its knowledge, after reasonable inquiry, any associate of Air Products had or will have any direct or indirect material interest.

We believe that each of the Air Products Nominees, if elected to the Airgas Board, will act in the best interests of Airgas and its stockholders, act in good faith, and, in accordance with his or her fiduciary duties, duly consider all matters to come before the Airgas Board. Except as otherwise disclosed in this proxy statement, the Air Products Nominees do not have a substantial interest, direct or indirect, by security holdings or otherwise, in any matter which we believe will be acted upon at the 2010 Annual Meeting.

Air Products believes that the election of the Air Products Nominees and the approval of the Air Products Proposals will establish an Airgas Board that is more likely to form a special committee of independent directors to constructively engage with Air Products regarding the Offer or another business combination with Air Products and, should the newly elected directors and other members of the Airgas Board deem it appropriate in the exercise of their fiduciary duties, approve and recommend to the Airgas stockholders the Offer and/or another business combination with Air Products, and take any other appropriate actions necessary to facilitate its consummation.  If elected, the Air Products Nominees would serve with Airgas’s other six directors and therefore would not constitute a majority of the Airgas Board.  However, because the Air Products Nominees are independent and do not have any prior relationship with Airgas or its founder, Chairman and CEO, Mr. McCausland, we believe they will consider without any bias our Offer and our request that the Airgas Board form a special committee of independent directors, and we believe they will be willing to be outspoken in the boardroom about their views on these issues.  We also believe that the election of the Air Products Nominees and approval of the other Air Products Proposals will send a strong message to the Airgas Board and Airgas’s CEO that Airgas’s stockholders want the board to constructively engage with Air Products and to remove the obstacles to the consummation of the Offer. Except as disclosed in the Offer to Purchase, none of Air Products or, to Air Products’ knowledge, any of the Air Products Nominees, currently has any additional or alternative plans regarding the Offer or another business combination involving Airgas.

To the extent the election of the Air Products Nominees or other matters to be acted upon at the 2010 Annual Meeting may have an effect on the consummation of the Offer and the Proposed Merger or another business combination between Airgas and Air Products, Air Products may be deemed to have an interest in such matters as a result of (i) Air Products’ beneficial ownership of 1,508,255 shares of Common Stock, as set forth above, (ii) Purchaser’s being the offeror in the Offer and (iii) Air Products and Purchaser’s being proposed parties to the Proposed Merger.

Except as set forth in this proxy statement, none of Air Products, Purchaser and the Air Products Nominees nor any of their respective associates owns beneficially (directly or indirectly) any securities of Airgas or any of its subsidiaries. Except as set forth in this proxy statement, none of Air Products, Purchaser or the Air Products Nominees (1) owns of record any shares of Airgas common stock or other securities of Airgas; (2) has purchased or sold any securities of Airgas within the past two years; or (3) is or was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Airgas, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of written consents.

Directors and executive officers of Air Products and/or its associates may also be directors or officers of other companies and organizations that have engaged in transactions with Airgas or its subsidiaries in the ordinary course of business since the beginning of Airgas’s last fiscal year. Although Air Products is not aware of any specific transaction involving Airgas and such other companies and organizations, we believe that the interests of those directors and executive officers and their associates with respect to any such transaction would not be of material significance.

Solicitation of Proxies

Solicitation of GOLD proxy cards may be conducted by mail, facsimile, courier services, telephone, telegraph, the Internet, e-mail, newspapers, advertisements and other publications of general distribution and in person. Air Products may, from time to time, request that certain of its directors, officers or employees assist with the solicitation as part of his or her duties in the normal course of his or her employment without any additional compensation for the solicitation. Information regarding directors, officers and employees of Air Products who may assist in the solicitation is included in Annex B to this proxy statement.

Air Products has retained MacKenzie for consulting, analytic and information agent and proxy solicitation services. Air Products has agreed to pay MacKenzie a fee not to exceed $                           in connection with the proxy solicitation. Air Products will also reimburse MacKenzie for certain fees and expenses. Air Products has also agreed, subject to certain terms and conditions, to indemnify MacKenzie against all claims, liabilities, losses, damages and expenses arising out or relating to the rendering of such services by MacKenzie or related services requested by Air Products. It is anticipated that approximately                            people will be employed by MacKenzie in connection with the solicitation of proxies for the Air Products Proposals.

Air Products may reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection with forwarding, at Air Products’ request, all materials related to the proxy solicitation to the beneficial owners of shares of Airgas common stock they hold of record.

Air Products will pay all costs of its proxy solicitation and will not seek reimbursement of those costs from Airgas. Air Products estimates the total amount to be spent in furtherance of or in connection with the solicitation of the Airgas stockholders with respect to the Air Products Proposals to be approximately $                          . Air Products’ aggregate expenditures to date in furtherance of or in connection with the solicitation of the Airgas stockholders with respect to the Air Products Proposals are less than $                          .

Neither Air Products nor any of its associates has any arrangement or understanding with any person with respect to any future employment by Airgas or its affiliates, or with respect to any future transactions to which Airgas or its affiliates will or may be a party.

J.P. Morgan Securities Inc. (“JPMorgan”) and Perella Weinberg Partners LP (“Perella Weinberg”) are acting as Air Products’ financial advisors in connection with Air Products’ effort to acquire Airgas and JPMorgan is acting as Dealer Manager in connection with the Offer.  JPMorgan and Perella Weinberg will receive customary fees in connection with such engagements, and Air Products has agreed to reimburse JPMorgan and Perella Weinberg for out-of-pocket expenses incurred in connection therewith and to indemnify JPMorgan and Perella Weinberg against certain liabilities, including certain liabilities under the U.S. federal securities laws.  JPMorgan and Perella Weinberg do not admit that they or any of their directors, officers, employees or affiliates is a “participant” under the applicable SEC rules, or that the applicable SEC rules require the disclosure of certain information concerning them.  None of JPMorgan, Perella Weinberg or any of the foregoing persons will receive any compensation for, or in connection with, any solicitation activities in addition to the compensation and expense reimbursements described above in connection with JPMorgan’s engagement as a financial advisor to Air Products and as Dealer-Manager for the Offer and Perella Weinberg’s engagement as a financial advisor to Air Products.  JPMorgan and its affiliates have provided, and JPMorgan, Perella Weinberg and their respective affiliates in the future may provide, various investment banking, financial advisory and other services to Air Products or its affiliates, for which they have received or may receive, as the case may be, customary  compensation. In the ordinary course of business, JPMorgan and its affiliates and Perella Weinberg and its affiliates may hold positions, both long and short, for their own accounts and for those of their clients and customers, in the Shares.

Information Concerning Airgas

The information concerning Airgas contained in this proxy statement has been taken from, or is based upon, publicly available information. Non-public information concerning Airgas was not available to Air Products for the purpose of preparing this proxy statement. Airgas has not cooperated with Air Products in, and has not been involved in, the preparation of this proxy statement and has not verified the information contained in this proxy statement relating to Airgas. Publicly available information concerning Airgas may contain errors. Air Products has no knowledge that would indicate that any statements contained herein regarding Airgas, based upon such publicly filed reports and documents, are inaccurate, incomplete or untrue.

The principal executive offices of Airgas are located at 259 North Radnor-Chester Road, Suite 100, Radnor, Pennsylvania 19087.

Security Ownership of Certain Beneficial Owners and Management of Airgas

Information regarding security ownership of certain beneficial owners and management of Airgas is included in Annex C to this proxy statement.

Important Notice Regarding the Availability of Proxy Materials for 2010 Annual Meeting

This proxy statement is, and all other soliciting material filed by Air Products after the date of this proxy statement will be, available at                           .

Deadline for Submitting Stockholder Proposals and Director Nominations for the Next Annual Meeting

As of the date hereof, Airgas has not disclosed the dates prior to which notices of nominations for election to the Airgas Board or stockholder proposals in respect of Airgas’s 2011 annual meeting must be delivered to Airgas.  Air Products believes that, in determining these dates, the following principles will apply:

●
Under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, in order for stockholder proposals to be considered for inclusion in Airgas’s proxy statement for the 2011 annual meeting, such proposals must be received at Airgas’s principal executive offices not less than 120 calendar days before the date of Airgas’s proxy statement released to stockholders in connection with the 2010 annual meeting. If an annual meeting is not held in 2010 or if the date of the 2011 annual meeting varies by more than 30 days from the date of the 2010 annual meeting, Airgas will be required to establish a deadline a reasonable time prior to printing and mailing its proxy materials for the 2011 annual meeting.

●
Under the existing Airgas By-Laws, for notices of nominations or other business to be properly brought before an annual meeting, notice must be given not less than 90 days and not earlier than 120 days prior to the first anniversary of the prior year’s annual meeting;  provided ,  however , that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

If the January Annual Meeting Proposal is approved by Airgas’s stockholders, then:

●
Under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, Airgas will be required to establish a deadline a reasonable time prior to printing and mailing its proxy materials for the 2011 annual meeting for stockholder proposals to be considered for inclusion in Airgas’s proxy statement for the 2011 annual meeting.

●
Under the Airgas By-Laws (as amended pursuant to the January Annual Meeting Proposal), for notices of nominations or other business to be properly brought before the 2011 annual meeting, notice by the stockholder to be timely must be delivered not earlier than the close of business on the 45th day prior to such annual meeting and not later than the close of business on the later of the 30th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

The proposal or nomination must contain the information required by the Airgas By-Laws, a copy of which is available upon request to Airgas’s corporate secretary.

FORWARD-LOOKING STATEMENTS

This proxy statement contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe Air Products’ objectives, plans or goals are forward-looking. Air Products’ forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections regarding Air Products and Airgas and projections regarding the industries in which they operate. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict, including those discussed below. Therefore, actual results may vary materially from what is expressed in or indicated by the forward-looking statements.   Readers of this proxy statement are cautioned not to place undue reliance on these forward-looking statements since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this proxy statement and the material accompanying this proxy statement.

Any forward-looking statements contained in this proxy statement speak only as of the date of this proxy statement. These and other relevant factors, including those risk factors in Air Products’ filings with the SEC, should be carefully considered when reviewing any forward-looking statement.

The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to forward-looking statements made in connection with a tender offer.

ANNEX A

MISCELLANEOUS INFORMATION
CONCERNING THE AIR PRODUCTS NOMINEES

Other than as disclosed herein, none of the Air Products Nominees has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2010 Annual Meeting.

During the past ten years, none of the Air Products Nominees has been convicted in a criminal proceeding or has been named the subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors).

No Air Products Nominee owns beneficially, directly or indirectly, or of record but not beneficially, any securities of Airgas (or any parent or subsidiary of Airgas), and no Air Products Nominee has, to his knowledge, purchased or sold any securities of Airgas within the past two years;  provided  that such securities may have been purchased or sold without his knowledge for accounts of such Air Products Nominee managed by independent investment managers having control over the purchase and sale decisions with respect thereto.

None of the Air Products Nominees is, or has been within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Airgas, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

No associate of any Air Products Nominee owns beneficially, directly or indirectly, any securities of Airgas.

None of the Air Products Nominees, any of their immediate family members or any entity in which any Air Products Nominee is an executive officer or partner or of whose equity interests any Air Products Nominee is the beneficial owner, directly or indirectly, of 10% or more, has had or will have a direct or indirect material interest in any transaction since the beginning of Airgas’s last fiscal year or any currently proposed transaction to which Airgas or any of its subsidiaries was or is to be a participant in which the amount involved exceeds $120,000.

None of the Air Products Nominees, or any of their associates, has any arrangement or understanding with any person with respect to any future employment with Airgas, Air Products or any of their respective affiliates or with respect to any future transactions to which Airgas, Air Products or any of their respective affiliates will or may be a party.

There are no material proceedings to which any of the Air Products Nominees or any of their associates is a party adverse to Airgas or any of its subsidiaries or has a material interest adverse to Airgas or any of its subsidiaries.

None of the Air Products Nominees has held any positions or offices with Airgas.

Other than as disclosed herein, there are no arrangements or understandings between any Air Products Nominee and any other person pursuant to which such Air Products Nominee was or is to be selected as a nominee for election as a Director.

There exist no family relationships among the Air Products Nominees or between any of the Air Products Nominees and any Director or executive officer of Airgas.

During the past ten years, none of the Air Products Nominees was involved in any event that would be required to be disclosed under Item 401(f) of Regulation S-K.

Air Products believes that each of the Air Products Nominees would be considered an independent director of Airgas within the meaning of Item 407(a) of Regulation S-K and under Airgas’s Corporate Governance Guidelines and would satisfy the board membership criteria under Airgas’s Corporate Governance Guidelines.

None of the Air Products Nominees or any of their associates has received any compensation or bonus from or in respect of services rendered on behalf of Airgas that is required to be disclosed under Item 402 of Regulation S-K or is subject to any arrangement described in Item 402 of Regulation S-K.

ANNEX B

PERSONS WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF PROXIES

Set forth below are the names, principal business addresses and principal occupations or employment of the directors, officers, employees and other representatives of Air Products who may assist in Air Products’ solicitation of proxies in connection with the 2010 Annual Meeting, and the name, principal business and address of any corporation or other organization in which their employment is carried on. To the extent that any of these individuals assists Air Products in its solicitation of proxies for the 2010 Annual Meeting, these persons may be deemed “participants” under the applicable SEC rules.

Directors, Officers and Employees of Air Products

The name and principal occupation or employment of each director, officer and employee of Air Products who may be deemed a “participant” are set forth below. Unless otherwise indicated, for each person, the principal business address is c/o Air Products and Chemicals, Inc., 7201 Hamilton Boulevard, Allentown, Pennsylvania 18195. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Air Products.

Name	Present Position with Air Products or Other Principal Occupation or Employment	Address of Principal Employer (if Other than Air Products)
Mario L. Baeza	Director; Founder and Controlling Shareholder of Baeza & Co	30 Rockefeller Plaza Suite 3238 New York, NY 10112
William L. Davis, III	Presiding Director
Robert D. Dixon	Senior Vice President and General Manager – Merchant Gases
Michael J. Donahue	Director
Ursula O. Fairbairn	Director; President and Chief Executive Officer, Fairbairn Group, LLC	1120 Avenue of the Americas New York, NY 10036
W. Douglas Ford	Director
Edward E. Hagenlocker	Director
Evert Henkes	Director
Paul E. Huck	Senior Vice President and Chief Financial Officer
John E. McGlade	Chairman, President and Chief Executive Officer
Margaret G. McGlynn	Director
Lawrence S. Smith	Director
Nelson J. Squires, III	Director, Investor Relations
John D. Stanley	Senior Vice President and General Counsel
Kenneth M. Walck	Manager, Investor Relations

Interests of Director, Officer and Employee Participants

Except as described in the proxy statement, to Air Products’ knowledge, after reasonable inquiry, with respect to the individuals listed above under “Directors, Officers and Employees of Air Products” in this Annex B:

●	No such person is the beneficial owner, directly or indirectly, of any Airgas securities.

●	No such person is the record owner of any Airgas securities.

●	No such person is the beneficial owner, directly or indirectly, of any securities of any parent or subsidiary of Airgas.

●	No associate of any such person is the beneficial owner, directly or indirectly, of any Airgas securities.

●	No such person has purchased or sold Airgas securities within the past two years.

●
No such person is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Airgas, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

●
No such person has an arrangement or understanding with respect to any future employment by Airgas or its affiliates or with respect to any future transactions to which Airgas or any of its affiliates will or may be a party.

●
No associate of any such person has an arrangement or understanding with respect to any future employment by Airgas or its affiliates or with respect to any future transactions to which Airgas or any of its affiliates will or may be a party.

●
Since April 1, 2009, no such person nor any member of the immediate family of such person has had any direct or indirect material interest in any transaction or series of transactions, or currently proposed transaction, to which Airgas or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

ANNEX C

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF AIRGAS

The following information is based solely on Air Products’ review of Airgas’s publicly available information filed with the SEC.

The following table sets forth the information supplied by Airgas in its preliminary proxy statement, filed with the SEC on June 21, 2010, regarding the number and percentage of shares of Airgas’s common stock beneficially owned on March 31, 2009 (1) by each person who is the beneficial owner of more than 5% of Airgas’s common stock, (2) by each director and nominee for director of Airgas, (3) by each named executive officer of Airgas and (4) by all of Airgas’s directors, nominees for director and executive officers as a group. According to Airgas, unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares listed.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Shares Outstanding
Peter McCausland 1113 Brynlawn Road Villanova, PA	8,556,020	(2)(3)(4)(5)	10.2%
Bonnie F. McCausland 1113 Brynlawn Road Villanova, PA	7,736,778	(5)(6)	9.3%
W. Thacher Brown	191,760	(2)(7)	*
James W. Hovey	107,750	(2)	*
Richard C. Ill	48,500	(2)	*
Paula A. Sneed	85,669	(2)	*
David M. Stout	80,001	(2)	*
Lee M. Thomas	70,875	(2)	*
John C. van Roden, Jr.	30,540	(2)(8)	*
Ellen C. Wolf	11,773	(2)	*
Andrew R. Cichocki	166,459	(2)	*
Robert A. Dougherty	114,412	(2)	*
Robert M. McLaughlin	101,162	(2)(4)	*

Michael L. Molinini	177,185	(2)	*

Eton Park Capital Management, L.P. 399 Park Avenue, 10th Floor New York, NY 10022	6,014,200	(9)	7.3%

York Capital Management Global Advisors, LLC 767 Fifth Avenue, 17th Floor New York, NY 10022	5,003,969	(10)	6.0%

All directors and executive officers as a group (18 persons)	10,146,522	(2)(3)(4)(5)(6)(7)(8)	11.9%

*	Less than 1% of Airgas’s outstanding common stock.

(1)	Includes all options and other rights to acquire shares exercisable on or within 60 days of May 31, 2010.
(2)
Includes the following number of shares of Airgas common stock which may be acquired by certain directors, executive officers and 5% stockholders through the exercise of options that were exercisable as of May 31, 2010 or became exercisable within 60 days of that date: Mr. McCausland, 758,750 shares; Mr. Brown, 66,500 shares; Mr. Hovey, 66,500 shares; Mr. Ill, 41,000 shares; Ms. Sneed, 66,500 shares; Mr. Stout, 66,500 shares; Mr. Thomas, 57,500 shares; Mr. van Roden, 25,540 shares; Ms. Wolf, 11,773 shares; Mr. Cichocki, 114,500 shares; Mr. Dougherty, 109,350 shares; Mr. McLaughlin, 93,600 shares; Mr. Molinini, 169,325 shares; and all directors and executive officers as a group, 1,986,183 shares.

(3)
Investment and/or voting power with respect to 6,303,505 of such shares are shared with, or under the control of, Mr. McCausland’s spouse, Bonnie McCausland, 75,043 shares are held by a charitable foundation of which Mr. McCausland is an officer and director and 1,356,730 shares are held by six separate grantor retained annuity trusts of which Mr. McCausland and Mrs. McCausland are co-trustees.

(4)
Includes the following shares of Airgas common stock held under our 401(k) Plan as of May 31, 2010: Mr. McCausland, 46,284 shares; Mr. McLaughlin, 220 shares; and all executive officers as a group, 61,004 shares.

(5)	2,000,000 of such shares are pledged as collateral for a $45,000,000 line of credit with a brokerage firm.
(6)
Investment and/or voting power with respect to 6,303,505 of such shares are shared with, or under the control of, Mrs. McCausland’s spouse, Peter McCausland, 75,043 shares are held by a charitable foundation of which Mrs. McCausland is an officer and director, 1,356,730 shares are held by six separate grantor retained annuity trusts of which Mr. McCausland and Mrs. McCausland are co-trustees and 1,500 shares are held in Mrs. McCausland’s individual IRA account.

(7)	Mr. Brown disclaimed beneficial ownership of 8,000 shares held by immediate family in a Form 4 filed on January 30, 2008.
(8)	Includes 3,000 shares owned by a general partnership of which Mr. van Roden is a 0.5% owner and a general partner.
(9)
Eton Park Capital Management, L.P. (“EP Management”), the general partner of Eton Park Fund, L.P. (“EP Fund”) and Eton Park Master Fund, Ltd. (“EP Master Fund”), EP Fund, EP Master Fund and several related entities filing for the purposes of such report, jointly filed a Schedule 13D on May 28, 2010, upon which Airgas states it has relied in making its disclosure. EP Management shares voting and dispositive power as to 2,104,970 shares with EP Fund and 3,909,230 shares with EP Master Fund.

(10)
York Capital Management Global Advisors, LLC (“YGA”) and JGD Management Corp. (“JGD”), and several related entities filing for the purposes of such report, jointly filed a Schedule 13D on April 12, 2010, upon which Airgas states it has relied in making its disclosure. YGA has sole voting and dispositive power as to 4,239,220 shares and JGD has sole voting and dispositive power as to 764,749 shares.

ANNEX D

FORM OF
COMPENSATION AGREEMENT

[FORM OF]
DIRECTOR NOMINEE’S COMPENSATION AGREEMENT

THIS AGREEMENT is made as of [●], 2010 between AIR PRODUCTS AND CHEMICALS, INC. (the “Nominating Party”), and [●] (the “Nominee”).

WITNESSETH THAT:

WHEREAS, the Nominee has agreed to stand for election, and if elected, to serve, as a director of Airgas, Inc., a Delaware corporation (the “Corporation”);

NOW THEREFORE, the parties hereto agree as follows:

1.        Compensation; Fees and Expenses.  (a) In consideration of the Nominee’s being nominated by the Nominating Party for election as a director of the Corporation in the Nominating Party’s proxy statement for the Corporation’s 2010 annual meeting of shareholders, the Nominating Party hereby agrees to pay the Nominee the sum of $100,000.  In addition, the Nominating Party agrees to reimburse the Nominee, as promptly as reasonably practicable upon the Nominee’s request, for the Nominee’s reasonable and documented out-of-pocket travel and related expenses incurred by the Nominee in connection with his service as a Nominee.

(b)  The Nominee and the Nominating Party agree that, if elected to serve as a director of the Corporation, the Nominee shall seek compensation, if any, for acting in such capacity solely from the Corporation.

2.        Information.  The Nominee agrees to provide true and complete information concerning his background and experience as may be requested from time to time by the Nominating Party (including, without limitation, all information required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder to be provided in a proxy statement or other materials prepared by the Nominating Party in connection with the proxy solicitation) and not to omit information that may be material to an understanding of such background and experience.

3.        Severability.  If any provision of this Agreement shall be held to be or shall, in fact, be invalid, inoperative or unenforceable as applied to any particular case or in any particular jurisdiction, for any reason, such circumstances shall not have the effect of rendering the provision in question invalid, inoperative or unenforceable in any other distinguishable case or jurisdiction, or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to any extent whatsoever.  The invalidity, inoperability or unenforceability of any one or more phrases, sentences, clauses or Sections contained in this Agreement shall not affect any other remaining part of this Agreement.

4.        Governing Law; Binding Effect; Assignment; Amendment or Termination.  (a)  This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware.

(b)  This Agreement shall be binding upon the Nominee and upon the Nominating Party and its successors and assigns, and shall inure to the benefit of the Nominee and his heirs, personal representatives, executors and administrators, and to the benefit of the Nominating Party and its successors and assigns.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by either party without the prior written consent of the other party;  provided , that the Nominating Party may, in its sole discretion, assign any or all of its rights, interests or obligations hereunder to the Corporation.

(c)  No amendment, modification, termination or cancellation of this Agreement shall be effective unless in a writing signed by both parties hereto.

5.        Notices.  All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand, if delivered by facsimile transmission with confirmation of receipt, if delivered by commercial courier and signed for by or on behalf of the party to whom said notice or other communication shall have been directed, or if mailed by certified or registered mail with postage prepaid on the third business day after the date on which it is so mailed:

(a)  if to the Nominee to

[Name]
[Address]
Facsimile:  [●]

or to other such address as may be furnished to the Nominating Party by the Nominee by like notice;

(b)  if to the Nominating Party to

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
Facsimile:  [REDACTED]

or to such other address as may be furnished to the Nominee by the Nominating Party by like notice.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

AIR PRODUCTS AND CHEMICALS, INC.

[NOMINEE]

ANNEX E

FORM OF
INDEMNIFICATION AGREEMENT

[FORM OF]
DIRECTOR NOMINEE’S INDEMNIFICATION AGREEMENT

THIS AGREEMENT is made as of [●], 2010, between AIR PRODUCTS AND CHEMICALS, INC. (the “Indemnifying Party”), and [●] (the “Indemnitee”).

WITNESSETH THAT:

WHEREAS, the Indemnifying Party wishes to indemnify individuals who, at the request of the Indemnifying Party, stand for election as directors of Airgas, Inc., a Delaware corporation (the “Corporation”), so as to provide such individuals with the maximum possible protection available in accordance with applicable law;

NOW THEREFORE, the parties hereto agree as follows:

1.  Indemnity.  In consideration of the Indemnitee’s agreement to stand for election, and if elected, to serve as a director of the Corporation, the Indemnifying Party hereby agrees to hold the Indemnitee harmless and to indemnify the Indemnitee from and against any and all expenses, liabilities and losses reasonably incurred or suffered by the Indemnitee in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, asserted against, imposed upon, or incurred or suffered by the Indemnitee, directly or indirectly, resulting from, based upon, arising out of or relating to (i) serving as a director nominee; (ii) being a “participant in a solicitation” (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended) in connection with the Indemnifying Party’s proxy solicitation regarding the Corporation; or (iii) being otherwise involved in the proxy solicitation regarding the Corporation as a nominee of the Indemnifying Party (clauses (i) through (iii), collectively, the “Covered Actions”), for so long as he is a candidate for election and until he is duly elected or nominated for election by the board of directors of the Corporation or any committee thereof (the “Indemnification Period”), or thereafter with respect to claims relating to the Indemnification Period.  The indemnification and advance payment of expenses as provided by any provision of this Agreement shall not be deemed exclusive of any other rights to which the Indemnitee may be entitled under any provision of law, the Corporation’s Certificate of Incorporation or Bylaws, this or any other agreement, vote of shareholders or disinterested directors, or otherwise.

2.  Insurance.  During the Indemnification Period and thereafter so long as the Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (including an action by or in the right of the Corporation), by reason of the fact that the Indemnitee was a candidate for a directorship of the Corporation, the Indemnifying Party may, at its sole option, obtain insurance policies covering any portion of the indemnification to be provided to the Indemnitee hereunder.  However, the Indemnifying Party shall not be required to obtain or maintain all or any of such insurance policies.  The Indemnifying Party’s indemnity obligation hereunder shall not be affected by whether or not the Indemnifying Party obtains or maintains such insurance, or by the availability or unavailability of such insurance.

3.  Limitations on Additional Indemnity.  No indemnity pursuant to this Agreement shall be paid by the Indemnifying Party:

(a)
in respect of any acts or omissions unless undertaken by the Indemnitee in good faith, not involving any intentional misconduct; and, in the case of any criminal action or proceeding, the Indemnitee had no reasonable cause to believe such conduct was unlawful; or

(b)
except as provided in paragraph 8 hereof with respect to proceedings to enforce rights to indemnification, for any expenses, liabilities or losses in connection with a proceeding (or part thereof) initiated by the Indemnitee unless such proceeding (or part thereof) was authorized by the Indemnifying Party.

4.  Continuation of Indemnity.  All agreements and obligations of the Indemnifying Party contained herein shall continue during the Indemnification Period and thereafter so long as the Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Corporation), for Covered Actions during the Indemnification Period.

5.  Notification.  Promptly after receipt by the Indemnitee of notice of the commencement of any claim, action, suit or proceeding, the Indemnitee shall, if a claim in respect thereof is to be made against the Indemnifying Party under this Agreement, notify the Indemnifying Party of the commencement thereof, but an omission so to notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have to the Indemnitee otherwise under this Agreement.

6.  Defense of Claim.  The Indemnitee shall be entitled to select his or her own counsel subject to the consent of the Indemnifying Party, which consent shall not be unreasonably withheld.  In the event that there is more than one defendant in a particular action and the Indemnifying Party assumes control of the defense of such action pursuant to this paragraph, the Indemnitee agrees to cooperate with the Indemnifying Party in the selection of primary defense counsel.  With respect to any action, suit or proceeding:

(a)	the Indemnifying Party shall be entitled to participate therein at its own expense;

(b)
except as otherwise provided below, to the extent that it may wish, the Indemnifying Party jointly with any other indemnifying party shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to the Indemnitee.  After notice from the Indemnifying Party to the Indemnitee of its election to assume the defense thereof, the Indemnifying Party will not be liable to the Indemnitee under this Agreement for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof.  The Indemnitee shall have the right to employ his or her counsel in such action, suit or proceeding but the fees and expenses of such counsel incurred after notice from the Indemnifying Party of its assumption of the defense thereof shall be at the expense of the Indemnitee unless (i) the employment of counsel by the Indemnitee has been authorized by the Indemnifying Party, (ii) the Indemnitee shall have reasonably concluded, based on the advice of counsel, that there may be a conflict of interest between the Indemnifying Party and the Indemnitee in the conduct of the defense of such action or that there may be one or more legal defenses available to the Indemnitee that are different from or additional to those available to other persons, or (iii) the Indemnifying Party shall not in fact have employed counsel to assume the defense of such action within a reasonable time, in each of which cases the fees and expenses of counsel shall be at the expense of the Indemnifying Party.  The Indemnifying Party shall not be entitled to assume the defense of any action, suit or proceeding as to which the Indemnitee, based on the advice of counsel, shall have made the conclusion provided for in (ii) above; and

(c)
the Indemnifying Party shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent.  The Indemnifying Party shall not settle any action or claim in any manner that would impose any expense, penalty or limitation on the Indemnitee, or that would contain any language that could reasonably be viewed as an acknowledgment of wrongdoing on the Indemnitee’s part or otherwise detrimental to the Indemnitee’s reputation, without the Indemnitee’s written consent.  Neither the Indemnifying Party nor the Indemnitee shall unreasonably withhold, condition or delay its or his consent to any proposed settlement.

7.  Advancement and Repayment of Expenses.  Expenses incurred in connection with any action, suit or proceeding involving the Indemnitee and in respect of which a claim is made against the Indemnifying Party under this Agreement shall be paid promptly by the Indemnifying Party in advance of the final disposition of such action, suit or proceeding;  provided ,  however , that the Indemnitee shall refund any portion of such payment to which it is determined that the Indemnitee was not entitled under this Agreement.

8.  Enforcement.  If a claim under this Agreement is not paid in full by the Indemnifying Party within sixty days after a written claim has been received by the Indemnifying Party, the Indemnitee may at any time thereafter bring suit against the Indemnifying Party to recover the unpaid amount of the claim and, if successful in whole or in part, the Indemnitee shall also be entitled to be reimbursed for all expenses actually and reasonably incurred by the Indemnitee in connection with the prosecution of such claim, including reasonable attorney’s fees.

9.  Severability.  If any provision of this Agreement shall be held to be or shall, in fact, be invalid, inoperative or unenforceable as applied to any particular case or in any particular jurisdiction, for any reason, such circumstances shall not have the effect of rendering the provision in question invalid, inoperative or unenforceable in any other distinguishable case or jurisdiction, or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to any extent whatsoever.  The invalidity, inoperability or unenforceability of any one or more phrases, sentences, clauses or sections contained in this Agreement shall not affect any other remaining part of this Agreement.

10.  Governing Law; Binding Effect; Assignment; Amendment or Termination.  (a)  This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware.

(b)  This Agreement shall be binding upon the Indemnitee and upon the Indemnifying Party and its successors and assigns, and shall inure to the benefit of the Indemnitee and his heirs, personal representatives, executors and administrators, and to the benefit of the Indemnifying Party and its successors and assigns.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by either party without the prior written consent of the other party;  provided , that the Indemnifying Party may, in its sole discretion, assign any or all of its rights, interests or obligations hereunder to the Corporation, provided that the Corporation agrees in writing to bear full responsibility for all of the Indemnifying Party’s obligations hereunder.

(c)  No amendment, modification, termination or cancellation of this Agreement shall be effective unless in a writing signed by both parties hereto.

11.  Notices.  All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand, if delivered by facsimile transmission with confirmation of receipt, if delivered by commercial courier and signed for by or on behalf of the party to whom said notice or other communication shall have been directed, or if mailed by certified or registered mail with postage prepaid on the third business day after the date on which it is so mailed:

(a)  if to the Indemnitee to

[Name]
[Address]
Facsimile:  [●]

or to other such address as may be furnished to the Indemnifying Party by the Indemnitee by like notice;

   (b)  if to the Indemnifying Party to

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

Facsimile:  [REDACTED]

or to such other address as may be furnished to the Indemnitee by the Indemnifying Party by like notice.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

AIR PRODUCTS AND CHEMICALS, INC.

[INDEMNITEE]

PRELIMINARY COPY

PLEASE SUBMIT YOUR PROXY TODAY

SEE REVERSE SIDE
FOR THREE EASY WAYS TO VOTE!

▼ TO SUBMIT A PROXY BY MAIL, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE ENVELOPE PROVIDED  ▼

THIS PROXY IS SOLICITED ON BEHALF OF AIR PRODUCTS AND CHEMICALS, INC.

FOR USE AT THE 2010 ANNUAL MEETING OF STOCKHOLDERS OF AIRGAS, INC.

G O L D P R O X Y
This proxy is solicited on behalf of Air Products and Chemicals, Inc. (“Air Products”), and not on behalf of the Board of Directors of Airgas, Inc., a Delaware corporation (“Airgas”).  The undersigned stockholder of Airgas hereby appoints                            and                           , and each of them, proxies and attorneys-in-fact, with full power of substitution and resubstitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2010 annual meeting of stockholders of Airgas to be held on                           , 2010 at                           , at                           , and at any adjournment, postponement, continuation or rescheduling thereof (the “ Meeting ”), to vote all shares of common stock, $0.01 par value per share, of Airgas which the undersigned would be entitled to vote at the Meeting, as specified herein, and in the discretion of such persons upon all other matters as may properly come before the Meeting, and the undersigned revokes any proxies previously provided with respect to the matters covered by this proxy.

The shares represented by this proxy will be voted as directed. If no direction is indicated, the proxies will vote the shares represented by this proxy FOR Proposals 1-6 (Proposals 1-6 are described on the reverse). The proxies will vote on such other matters as may properly come before the Meeting, and to elect such other persons to fill any additional directorships up for election at the Meeting, in the proxies’ discretion, including with respect to matters which Air Products did not know a reasonable time before beginning the solicitation of proxies that are to be presented at the Meeting.

The undersigned acknowledges receipt of the Proxy Statement of Air Products dated                           , 2010 (the “ Proxy Statement ”).

Important Notice Regarding the Availability of Proxy Materials for 2010 Annual Meeting

The Proxy Statement is, and all other soliciting materials filed by Air Products after the date of the Proxy Statement will be, available at                             .

PRELIMINARY COPY

YOUR VOTE IS IMPORTANT
Please take a moment now to submit a proxy with respect to your shares of Airgas, Inc.
common stock for the 2010 Annual Meeting of Stockholders.

PLEASE REVIEW THE PROXY STATEMENT AND SUBMIT A PROXY IN ONE OF THE THREE WAYS.

1.
Submit a proxy by Telephone—Please call toll-free in the U.S. or Canada at                           , on a touch-tone telephone. If outside the U.S. or Canada, call                             . Please follow the simple instructions. You will be required to provide the unique control number printed below.

OR
2.	Submit a proxy by Internet—Please access and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

Control Number:

You may submit a proxy by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a  GOLD  proxy card.

OR
3.
Vote by Mail—If you do not wish to submit a proxy by telephone or over the Internet, please complete, sign, date and return the  GOLD  proxy card in the enclosed postage-prepaid envelope to Air Products c/o MacKenzie Partners, 105 Madison Avenue, New York, New York 10016.

 Ñ    TO SUBMIT A PROXY BY MAIL, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE ENVELOPE PROVIDED      Ñ

AIR PRODUCTS RECOMMENDS A VOTE FOR PROPOSALS 1 THROUGH 4.  AIR PRODUCTS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 5 AND 6.

1.	To elect each of the following individuals to serve as a director of the Airgas Board of Directors for a term expiring at Airgas’s 2013 annual meeting of stockholders:

		FOR ALL NOMINEES	WITHHELD FROM ALL NOMINEES
(01) JOHN P. CLANCEY	(02) ROBERT L. LUMPKINS	☐	☐
(03) TED B. MILLER, JR.

To withhold authority to vote for one or more of the nominees under this Proposal 1, mark the “FOR ALL NOMINEES” box in this Proposal 1 and write the number(s) of the nominee(s) for whom your vote is being withheld in the space below

For all nominees in this Proposal 1
except the following:

	FOR	AGAINST	ABSTAIN

2.
To amend the Airgas By-Laws to provide that (1) any director (other than Airgas’s Chief Executive Officer) nominated by the Airgas Board for election, but not elected by the Airgas stockholders, at any annual meeting will be ineligible to serve until after the third annual meeting following such election, (2) if Airgas’s Chief Executive Officer is nominated by the Board for election, but not elected by the Airgas stockholders, at any annual meeting, he or she will be ineligible to serve on the Airgas Board until after the third annual meeting following such election, unless such service is approved by a majority of the independent directors on the Airgas Board (but in no event shall he or she be eligible to serve as Chairman of the Airgas Board until after the third annual meeting following such election), and (3) this proposed By-Law amendment cannot be amended, altered or repealed without the affirmative vote of the holders of a majority of the voting power of the shares of Airgas entitled to vote generally in the election of directors.
	☐	☐	☐

	FOR	AGAINST	ABSTAIN

3.
To amend the Airgas By-Laws to require Airgas to hold its 2011 annual stockholder meeting on January 18, 2011 and all subsequent annual stockholder meetings in January, and to provide that this proposed By-Law amendment cannot be amended, altered or repealed without the affirmative vote of the holders of a majority of the voting power of the shares of Airgas entitled to vote generally in the election of directors.
	☐	☐	☐

	FOR	AGAINST	ABSTAIN

4.
To repeal any amendments to the Airgas, Inc. Amended and Restated By-Laws adopted by the Airgas Board of Directors without the approval of the Airgas stockholders after April 7, 2010 and prior to the effectiveness of the resolution proposed in this Proposal 4, and to provide that no such amendments to the Airgas By-Laws may be reinstated or readopted by action of the Airgas Board without the affirmative vote of the holders of a majority of the voting power of the shares of Airgas entitled to vote generally in the election of directors.
	☐	☐	☐

None of Proposal 1, Proposal 2, Proposal 3 or Proposal 4 is subject to, or is conditioned upon, the effectiveness of the other Proposals.

		FOR	AGAINST	ABSTAIN

5.	To ratify the selection of KPMG LLP as Airgas’s independent registered public accounting firm.	☐	☐	☐

		FOR	AGAINST	ABSTAIN

6.	To approve the amendment to Airgas’s Amended and Restated 2003 Employee Stock Purchase Plan.	☐	☐	☐

PLEASE SIGN AND DATE THIS PROXY AND RETURN IT PROMPTLY.

Date:

Signature

Signature (if jointly held)

Title(s) or Authority

Please sign exactly as your name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.